     As filed with the Securities and Exchange Commission on July 16, 1999
                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         SPINNAKER EXPLORATION COMPANY
             (Exact name of registrant as specified in its charter)

             DELAWARE                             1311                            76-0560101
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)

                          1200 SMITH STREET, SUITE 800
                              HOUSTON, TEXAS 77002
                                 (713) 759-1770
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               JAMES M. ALEXANDER
             VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                         SPINNAKER EXPLORATION COMPANY
                          1200 SMITH STREET, SUITE 800
                              HOUSTON, TEXAS 77002
                                 (713) 759-1770
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                  SCOTT N. WULFE                                      WALTER J. SMITH
              VINSON & ELKINS L.L.P.                               BAKER & BOTTS, L.L.P.
               2300 FIRST CITY TOWER                               3000 ONE SHELL PLAZA
                    1001 FANNIN                                        910 LOUISIANA
               HOUSTON, TEXAS 77002                                HOUSTON, TEXAS 77002
                  (713) 758-2222                                      (713) 229-1234

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                            AGGREGATE                        AMOUNT OF
            SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)                REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..............           $125,000,000                        $34,750
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 16, 1999

                                             SHARES

                                     [LOGO]

                         SPINNAKER EXPLORATION COMPANY

                                  COMMON STOCK

                             ---------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $          and $     per share. We have applied to list our common stock
on The Nasdaq Stock Market's National Market under the symbol "SPNX."

     The underwriters have an option to purchase a maximum of
                    additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
11.

                                                                    UNDERWRITING
                                                 PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                  PUBLIC             COMMISSIONS           SPINNAKER
                                                 --------           -------------         -----------
Per Share.................................           $                    $                    $
Total.....................................           $                    $                    $

     Delivery of the shares of common stock will be made on or about
                    , 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                          DONALDSON, LUFKIN & JENRETTE

BANC OF AMERICA SECURITIES LLC

                             PRUDENTIAL SECURITIES

                                                   NESBITT BURNS SECURITIES INC.

           The date of this prospectus is                     , 1999.

     [Map of the onshore U.S. gulf coast and U.S. Gulf of Mexico showing the location of our existing leasehold interests, our discoveries, our wells currently drilling and the coverage area of the 3-D seismic data to which we have licenses.]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    4
RISK FACTORS..........................   11
CAUTIONARY STATEMENT ABOUT
  FORWARD-LOOKING STATEMENTS..........   21
USE OF PROCEEDS.......................   22
DIVIDEND POLICY.......................   22
DILUTION..............................   23
CAPITALIZATION........................   24
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   25
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   27
BUSINESS AND PROPERTIES...............   32
MANAGEMENT............................   49
CERTAIN TRANSACTIONS..................   54

                                        PAGE
                                        ----
SECURITY OWNERSHIP OF MANAGEMENT AND
  CERTAIN BENEFICIAL HOLDERS..........   55
DESCRIPTION OF CAPITAL STOCK..........   57
SHARES ELIGIBLE FOR FUTURE SALE.......   60
UNDERWRITING..........................   61
NOTICE TO CANADIAN RESIDENTS..........   63
LEGAL MATTERS.........................   64
EXPERTS...............................   64
WHERE YOU CAN FIND MORE INFORMATION...   64
GLOSSARY OF NATURAL GAS AND OIL
  TERMS...............................   65
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1
REPORT OF INDEPENDENT PETROLEUM
  ENGINEERS...........................  A-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS.

                             ---------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL, 1999 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             ---------------------

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus in its entirety before making an investment decision. Unless otherwise indicated, this prospectus reflects no exercise of the underwriters' over-allotment option. We have provided definitions for some of the natural gas and oil industry terms used in this prospectus in the "Glossary of Natural Gas and Oil Terms" on page 65 of this prospectus.

     In this prospectus, we refer to Spinnaker Exploration Company and its predecessor and subsidiaries as "Spinnaker," "we" or "our company." We refer to Petroleum Geo-Services ASA and its affiliates as "PGS" and to Warburg, Pincus Ventures, L.P. and its affiliates as "Warburg." Both of these entities are principal stockholders of our company. References in this prospectus to the Gulf of Mexico mean the U.S. Gulf of Mexico.

                                ABOUT SPINNAKER

     Spinnaker is an independent energy company engaged in the exploration, development and production of natural gas and oil in the Gulf of Mexico. We currently have licenses to approximately 4,700 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 4,100 blocks from our 3-D seismic data agreement with PGS. This database covers an area of approximately 23 million acres, which we believe is one of the largest recent vintage 3-D seismic databases licensed to any independent exploration and production company in the Gulf of Mexico. We believe that broad regional 3-D seismic analysis allows us to create a large inventory of high-quality prospects and provides the opportunity to enhance our exploration success. We also believe our licenses to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

     Our chief executive officer, PGS and Warburg formed our company in December 1996. PGS, a leader in acquiring 3-D seismic data, received most of its equity ownership in our company in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with PGS and through acquisitions of 3-D seismic data from other seismic data vendors.

     Since our inception, we have participated in drilling 24 exploratory wells in the Gulf of Mexico, with 16 of these wells being completed as discoveries. At December 31, 1998, our net proved reserves were estimated at approximately 53.8 Bcfe (95% of which was natural gas) representing an increase of approximately 300% over our net proved reserves of 13.4 Bcfe at December 31, 1997. Our daily production has increased from approximately 600 Mcfe at December 31, 1997 to approximately 48,000 Mcfe at June 30, 1999. We currently have an interest in approximately 120 lease blocks in the Gulf of Mexico, within which we have identified approximately 49 exploratory prospects and 23 leads. We have budgeted to drill 20 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis, we also have identified over 100 additional leads on blocks where we currently have no leasehold interest that may result in additional prospects. Our capital expenditure budget for 1999 and 2000 includes approximately $170 million for exploration, development and leasehold acquisitions, of which we have spent $31.0 million through May 31, 1999.

OUR STRATEGY

     Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

     - Focus on the Gulf of Mexico

     - Maintain a large database of 3-D seismic data

     - Employ a rigorous prospect selection process

     - Emphasize technical expertise

     - Sustain a balanced, diversified exploration effort

     FOCUS ON THE GULF OF MEXICO. We have chosen to assemble a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. The Gulf of Mexico has the following characteristics which make it attractive to exploration and production companies:

     - Prolific exploration and production history

     - Open access to acreage

     - Substantial existing oil field service infrastructure

     - Attractive taxation and royalty rates

     - Relatively high-productivity wells

     - Geographic proximity to well-developed markets for natural gas and oil

     - Geologic diversity that offers a variety of exploration opportunities

     We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

     MAINTAIN A LARGE DATABASE OF 3-D SEISMIC DATA. We believe our large database of 3-D seismic data allows us to generate high-quality exploratory prospects. We believe our licenses to 3-D seismic data from PGS will continue to serve as the foundation for our exploration program. We also intend to supplement that data with 3-D seismic data acquisitions from other seismic data vendors. In addition to data acquisitions made directly by us, we expect to continue to enter into joint ventures with other companies to share the costs of data acquisitions and associated exploratory drilling.

     EMPLOY A RIGOROUS PROSPECT SELECTION PROCESS. We leverage our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon bearing zones.

     EMPHASIZE TECHNICAL EXPERTISE. Our 10 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools. All of our explorationists have purchased equity in our company.

     As our company matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise should allow us to act as the operator for an increasing number of these prospects, providing us with more control of costs, timing and amount of capital expenditures, and the selection of technology.

     SUSTAIN A BALANCED, DIVERSIFIED EXPLORATION EFFORT. We believe that our exploration approach results in portfolio balance and diversity among:

     - shallow water (under 600 feet) and deep water prospects;

     - shallow drilling depth (under 12,000 feet) and deep drilling depth prospects; and

     - lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

     We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with one or two wells and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition cost for and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

     We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning our company to continue exploring during periods of low natural gas and oil prices, we potentially can take advantage of reduced competition for prospects and lower drilling and other oil field service costs.

SIGNIFICANT EXPLORATION DISCOVERIES

     Since our inception, we have concentrated on the exploration for natural gas and oil in the Gulf of Mexico. Our most significant exploration discoveries are summarized below.

     GARDEN BANKS 367 (DULCIMER). Dulcimer is located approximately 128 miles off the Louisiana coast in approximately 1,100 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 11,400 feet in January 1998 and encountered 124 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 24% of the present value of future net cash flows from our proved reserves. Production from this discovery began in March 1999. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $19.1 million on this discovery.

     BRAZOS A-19. Brazos A-19 is located approximately 32 miles off the Texas coast in approximately 130 feet of water. We participated as non-operator with a 15% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 18,800 feet in May 1998 and encountered 150 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 19% of the present value of future net cash flows from our proved reserves. We believe that the cost to commence production, including all facilities and completions, will be approximately $8.2 million, net to our company. We expect production from this discovery to begin in the second half of 1999. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $4.2 million on this discovery.

     SOUTH TIMBALIER 220. South Timbalier 220 is located approximately 40 miles off the Louisiana coast in approximately 150 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 14,600 feet in August 1997 and encountered 149 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 19% of the present value of future net cash flows from our proved reserves. Production from this discovery began in August 1998. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $4.4 million on this discovery.

     MISSISSIPPI CANYON 496 (ZIA). Zia is located approximately 36 miles off the Louisiana coast in approximately 1,700 feet of water. We participated as non-operator with a 12 1/2% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 21,900 feet in November 1998 and encountered 217 net feet of pay. A second well is planned by the second quarter of 2000. We believe that the future cost to commence production, including all facilities and completions, will be approximately $16.6 million, net to our company. We expect production from this discovery to begin in 2001. As of May 31, 1999, we had incurred capital expenditures of $6.1 million on this discovery.

     WEST CAMERON 39. West Cameron 39 is located approximately seven miles off the Louisiana coast in approximately 32 feet of water. We participated as operator with a 60% working interest in drilling this discovery. The #1 well was drilled to a total measured depth of 11,000 feet in August 1998 and encountered 140 net feet of pay. The #2 well was drilled to a total measured depth of 13,700 feet in May 1999 and encountered 256 net feet of pay. The #3 well was drilled to a total measured depth of 12,000 feet in May 1999 and encountered 48 net feet of pay. As of December 31, 1998, the #1 well accounted for approximately 7% of the present value of future net cash flows from our proved reserves. Production from the #1 well began in January 1999, and we expect production to commence from the #2 and #3 wells in the fourth quarter of 1999. We believe that the future cost to commence production from the #2 and #3 wells, including all facilities and completions, will be approximately $1.2 million, net to our company. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $5.0 million on the #1 well and $2.5 million on the #2 and #3 wells combined.

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 1200 Smith Street, Suite 800, Houston, Texas 77002, and our telephone number is (713) 759-1770.

                                  THE OFFERING

Common stock offered by
  Spinnaker................            shares

Common stock to be
outstanding after this
  offering.................            shares(1)

Use of proceeds............  We intend to use the net proceeds of this offering to repay all outstanding indebtedness under our credit facility and to fund a portion of our exploration and development activities.

Proposed Nasdaq National
  Market symbol............  SPNX
---------------

(1) Excludes 1,312,625 shares of common stock issuable on exercise of outstanding options at a weighted average exercise price of $18.95 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA(1))

     The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                                                           PERIOD FROM
                                                            INCEPTION
                                                          (DECEMBER 20,        YEAR ENDED          THREE MONTHS ENDED
                                                          1996) THROUGH       DECEMBER 31,              MARCH 31,
                                                          DECEMBER 31,    ---------------------   ---------------------
                                                              1996          1997        1998        1998        1999
                                                          -------------   ---------   ---------   ---------   ---------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Natural gas and oil revenues............................    $      --     $     201   $   3,298   $     249   $   1,839
                                                            ---------     ---------   ---------   ---------   ---------
Operating expenses:
  Lease operating expenses..............................           --            72         474          68         240
  Depreciation, depletion and amortization -- natural
    gas and oil properties..............................           --            68       2,738         104       1,617
  Depreciation and amortization -- other................           10           349         437          62          47
  Impairment of natural gas and oil properties..........           --            --       2,642          --          --
  General and administrative............................          318         1,965       3,809       1,030       1,128
                                                            ---------     ---------   ---------   ---------   ---------
        Total operating expenses........................          328         2,454      10,100       1,264       3,032
                                                            ---------     ---------   ---------   ---------   ---------
Loss from operations....................................         (328)       (2,253)     (6,802)     (1,015)     (1,193)
                                                            ---------     ---------   ---------   ---------   ---------
Other income (expense):
  Interest income.......................................           --            91         221          56          46
  Interest expense......................................           --            --        (516)         --        (874)
  Capitalized interest..................................           --            --         237          --         407
                                                            ---------     ---------   ---------   ---------   ---------
Loss before income taxes................................         (328)       (2,162)     (6,860)       (959)     (1,614)
  Income tax provision..................................           --            --          --          --          --
                                                            ---------     ---------   ---------   ---------   ---------
Loss before cumulative effect of change in accounting
  principle.............................................         (328)       (2,162)     (6,860)       (959)     (1,614)
Cumulative effect of change in accounting
  principle(2)..........................................           --            --          --          --        (395)
                                                            ---------     ---------   ---------   ---------   ---------
Net loss................................................    $    (328)    $  (2,162)  $  (6,860)  $    (959)  $  (2,009)
                                                            =========     =========   =========   =========   =========
Accrual of dividends on preferred stock.................          (16)       (1,326)     (7,094)       (895)     (2,493)
                                                            ---------     ---------   ---------   ---------   ---------
Net loss available to common stockholders...............    $    (344)    $  (3,488)  $ (13,954)  $  (1,854)  $  (4,502)
                                                            =========     =========   =========   =========   =========
Basic and diluted loss per common share:
  Loss before cumulative effect of change in accounting
    principle...........................................    $   (0.17)    $   (1.76)  $   (6.88)  $   (0.92)  $   (2.01)
  Cumulative effect of change in accounting
    principle(2)........................................           --            --          --          --       (0.19)
                                                            ---------     ---------   ---------   ---------   ---------
  Net loss per common share.............................    $   (0.17)    $   (1.76)  $   (6.88)  $   (0.92)  $   (2.20)
                                                            =========     =========   =========   =========   =========
Weighted average number of common shares outstanding --
  basic and diluted.....................................    1,980,000     1,980,000   2,029,510   2,025,900   2,047,350
                                                            =========     =========   =========   =========   =========
OTHER DATA:
EBITDA(3)...............................................    $    (318)    $  (1,836)  $    (985)  $    (849)  $     471
Capital expenditures....................................    $      --     $  15,578   $  85,681   $  17,772   $  16,385

                                                                     DECEMBER 31,               MARCH 31, 1999
                                                              ---------------------------   ----------------------
                                                                                                           AS
                                                               1996     1997       1998      ACTUAL    ADJUSTED(4)
                                                              ------   -------   --------   --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $4,578   $ 2,682   $  2,141   $    304     $
Current assets..............................................   4,588     6,348      6,737     10,829
Total assets................................................   5,241    22,358    102,769    121,982
Short-term debt.............................................      --        --     19,000     47,000          --
Other current liabilities...................................   1,858     2,096     18,378     10,580      10,580
Accrued preferred dividends payable.........................      16     1,383      8,478     10,971          --
Other long-term liabilities.................................      --        --         --        795         795
Total equity................................................   3,367    18,879     56,913     52,636

---------------

(1) Our company was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.

(2) Cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5 (Reporting on the Costs of Start-Up Activities).

(3) EBITDA means net loss before cumulative effect of change in accounting principle, income tax provision, capitalized interest, interest expense, interest income, impairment of natural gas and oil properties, depreciation, depletion and amortization -- natural gas and oil properties and depreciation and amortization -- other. EBITDA is not a calculation based upon generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or operating income, as an indicator of the operating performance of Spinnaker, or as an alternative to operating cash flows as a measure of liquidity. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

(4) As adjusted to give effect to the application of the $     million of
    estimated net proceeds from the sale of common stock in this offering and the issuance of shares of common stock to our preferred stockholders in lieu of payment of accrued cash dividends. Please read "Use of Proceeds."

                          SUMMARY RESERVE INFORMATION

                                                                    AS OF
                                                              DECEMBER 31, 1998
                                                              -----------------
Estimated proved reserves(1):
  Natural gas (MMcf)........................................        50,946
  Oil and condensate (MBbls)................................           470
          Total (MMcfe).....................................        53,766
Proved developed reserves as a percentage of proved
  reserves..................................................            61%
Present value (in thousands)(2).............................       $52,109

---------------

(1) Estimates of proved reserves are based on the December 31, 1998 reserve report prepared by Ryder Scott Company Petroleum Engineers, our independent petroleum engineering consultants. Appendix A to this prospectus contains a letter prepared by Ryder Scott summarizing the reserve report. For additional information relating to our natural gas and oil reserves, please read "Business and Properties -- Natural Gas and Oil Reserves" and note 13 of the notes to our consolidated financial statements.

(2) Represents the present value of future net cash flows attributable to our proved reserves on a pre-tax basis using prices and costs in effect at December 31, 1998, discounted at 10% per annum. The present value was determined by using the December 31, 1998 prices of $1.835 per MMBtu of natural gas at Henry Hub, Louisiana and $12.05 per Bbl of oil at the Cushing NYMEX Pricing Hub. If the present value of future net cash flows were calculated on an after-tax basis, this amount would not change because of our tax basis in natural gas and oil properties and our company's net operating loss carryforwards. Please read note 13 of the notes to our consolidated financial statements.

                             SUMMARY OPERATING DATA

                                                                                THREE MONTHS
                                                               YEAR ENDED           ENDED
                                                              DECEMBER 31,        MARCH 31,
                                                             ---------------   ---------------
                                                              1997     1998     1998     1999
                                                             ------   ------   ------   ------
PRODUCTION:
  Natural gas (MMcf).......................................      70    1,675      142    1,007
  Oil and condensate (MBbls)...............................      --       12       --       11
  Total (MMcfe)............................................      70    1,747      142    1,073
AVERAGE SALES PRICE PER UNIT:
  Natural gas (per Mcf)....................................  $ 2.87   $ 1.89   $ 1.74   $ 1.70
  Oil and condensate (per Bbl).............................   18.51    11.61    15.12    11.64
  Total (per Mcfe).........................................    2.87     1.89     1.75     1.72
EXPENSES (PER MCFE):
  Lease operating expense..................................  $ 1.03   $ 0.27   $ 0.48   $ 0.22
  Depreciation, depletion and amortization -- natural gas
     and oil properties....................................    0.97     1.57     0.73     1.51

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership in Spinnaker. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED LOSSES FROM OPERATIONS SINCE OUR FORMATION.

     We were formed in December 1996 and, as a result, we have a limited operating history. In considering whether to invest in our common stock, you should consider the limited historical financial and operating information available on which to base your evaluation of our performance. You also should consider our prospects in light of the risks, expenses and difficulties frequently encountered by other companies in early stages of development.

     We incurred net losses of $328,000 in 1996, $2.2 million in 1997, $6.9 million in 1998 and $2.0 million in the first quarter of 1999. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. We cannot be certain that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

EXPLORATION IS A HIGH-RISK ACTIVITY, AND THE 3-D SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE ARE EXPENSIVE, CANNOT ELIMINATE EXPLORATION RISK AND REQUIRE EXPERIENCED TECHNICAL PERSONNEL.

     Our future success will depend on the success of our exploratory drilling program. Exploration activities involve numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with governmental requirements; and

     - shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. The use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these expenditures. Poor results from our exploration activities could affect our future results of operations and financial condition materially and adversely.

     Our exploratory drilling success will depend, in part, on our ability to attract and retain experienced explorationists and other professional personnel. We currently employ 12 explorationists and engineers and have retained two engineering consultants and two geophysical consultants, all of whom have Gulf of Mexico experience. Competition for explorationists and engineers with experience in the Gulf of Mexico is extremely intense. If we cannot retain these personnel or attract additional experienced personnel, our ability to compete in the Gulf of Mexico could be adversely affected.

OUR SUCCESS DEPENDS HEAVILY ON OUR ACCESS TO 3-D SEISMIC DATA, AND OUR PRIMARY SOURCE FOR 3-D SEISMIC DATA IS OUR DATA AGREEMENT WITH PGS.

     Our success depends heavily on our access to 3-D seismic data. Our primary source for 3-D seismic data is our data agreement with PGS. If PGS terminates our agreement, we would lose substantially all of our current access to 3-D seismic data which loss would have a material adverse effect on us. PGS may terminate our data agreement on several grounds, including if a PGS competitor acquires control of us or we breach the agreement subject to specified exceptions. For a description of these exceptions, please read "Business and Properties -- PGS Data Agreement -- Termination Events."

     Although we currently have licenses under our PGS data agreement to 3-D seismic data covering approximately 4,100 blocks in the Gulf of Mexico, we anticipate obtaining additional 3-D seismic data to be acquired or processed by PGS between now and March 31, 2002. However, there are a number of scenarios under which we might not receive significant additional data from PGS. Our agreement does not require PGS to acquire or process any further data. PGS could elect to substantially reduce or cease activities in the Gulf of Mexico during the remaining term of our agreement. Among other things, such an election could result from a change of control of PGS or changes in PGS' competitive, financial or technological status.

     Alternatively, PGS could significantly increase the acquisition or processing of data in the Gulf of Mexico that it is not required to share with us. For example, PGS could focus on acquiring and processing data on an exclusive contractual basis and not for sale to multiple customers. In addition, if PGS were to engage new marketing vendors who would not agree to the terms of our agreement with PGS, then we would not have access to the data marketed through those vendors. PGS could also elect to acquire or process other seismic data, including future generations of seismic data, to which we are not entitled or for which our rights are limited. Our right to enhanced data could also be adversely affected if PGS were to elect to sell the right to enhance and market its data without retaining a material royalty or similar interest.

     Furthermore, marine seismic acquisition technology has been characterized by rapid technological advancements in recent years and further significant technological developments could substantially impair our seismic data's value.

NATURAL GAS AND OIL PRICES FLUCTUATE WIDELY, AND LOW PRICES COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS, PARTICULARLY IF WE DO NOT HEDGE OUR PRODUCTION.

     Prices for natural gas and oil fluctuate widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

     - the level of consumer product demand;

     - weather conditions;

     - domestic and foreign governmental regulations;

     - the price and availability of alternative fuels;

     - political conditions in natural gas and oil producing regions;

     - the domestic and foreign supply of natural gas and oil;

     - the price of foreign imports; and

     - overall economic conditions.

     Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic re-determination based on changing expectations of future prices. Lower prices may reduce the amount of natural gas and oil that we can economically produce.

     To date, we have not engaged in any hedging transactions to reduce the impact of fluctuations of natural gas and oil prices on our company. As a result, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging transactions. While we may engage in hedging arrangements in the future, we cannot assure you that we will enter into any hedging transactions or that hedging transactions would adequately protect us from fluctuations in the prices of natural gas and oil.

RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN, ESPECIALLY WITH RESPECT TO PROPERTIES WITH LITTLE OR NO PRODUCTION HISTORY, AND DEPEND ON MANY ASSUMPTIONS THAT MAY TURN OUT TO BE INACCURATE.

     The process of estimating natural gas and oil reserves is complex and inherently uncertain. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We need to analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Natural gas and oil reserve engineering is a subjective process of estimating accumulations of natural gas and oil that cannot be measured in an exact manner. Our proved reserve information included in this prospectus represents only estimates based on reports prepared by our independent petroleum engineers. Estimates from other engineers might differ materially from those shown in this prospectus. The accuracy of any reserve estimate is a function of the quality and quantity of available data, engineering and geological interpretation and judgment.

     Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At December 31, 1998, 86% of our proved reserves were either proved undeveloped or proved non-producing. Moreover, the producing wells included in our reserve report had produced only an average of seven months as of December 31, 1998. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are inherently less reliable than estimates based on a lengthy production history. Therefore, we cannot be certain of the actual volume of recoverable reserves that will be realized from those wells because our estimates with respect to the proved reserves and level of future production attributable to these wells are difficult to determine and are based on limited information.

     At December 31, 1998, approximately 39% of our estimated equivalent net proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

     You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

A SIGNIFICANT PART OF THE VALUE OF OUR PRODUCTION AND RESERVES IS CONCENTRATED IN A SMALL NUMBER OF OFFSHORE PROPERTIES.

     As of June 30, 1999, over 80% of our daily production came from four of our properties in the Gulf of Mexico. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be adversely affected. In addition, at December 31, 1998, our proved reserves were located on nine properties in the Gulf of Mexico, with over 70% of our proved reserves attributable to four of these properties. If the actual reserves associated with any one of these properties are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

WE ARE VULNERABLE TO RISKS ASSOCIATED WITH THE GULF OF MEXICO BECAUSE WE CURRENTLY EXPLORE AND PRODUCE EXCLUSIVELY IN THAT AREA.

     Our operations and financial results are impacted acutely by conditions in the Gulf of Mexico because we currently explore and produce exclusively in that area. This concentration of activity makes us more vulnerable than many of our competitors to the risks associated with the Gulf of Mexico, including those relating to:

     - weather;

     - oil field service costs and availability; and

     - environmental and other laws and regulations.

     In addition, production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects are greater. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or reduce indebtedness may limit our ability to slow or shut-in production from producing wells during periods of low prices for natural gas and oil.

THE FAILURE TO REPLACE OUR RESERVES WOULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION.

     Our future natural gas and oil production depends on our success in finding or acquiring additional reserves. In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future results of operations and financial condition will be adversely affected.

WE WROTE-DOWN THE CARRYING VALUE OF OUR PROVED PROPERTIES AS OF YEAR-END 1998 AS A RESULT OF DECREASES IN NATURAL GAS AND OIL PRICES, AND WE COULD EXPERIENCE WRITE-DOWNS IN THE FUTURE.

     There is a risk that we will be required to write-down the carrying value of our natural gas and oil properties when natural gas and oil prices are low. In addition, write-downs may occur if we have:

     - downward adjustments to our estimated proved reserves,

     - increases in our estimates of development costs, or

     - deterioration in our exploration results.

     We use the full cost method of accounting to report operations for natural gas and oil properties. We capitalize the costs to acquire, explore for and develop natural gas and oil properties. Under full cost accounting rules, the net capitalized costs of natural gas and oil properties may not exceed a ceiling limit that is based on the present value of estimated future net cash flows from proved reserves, using constant natural gas and oil prices and a 10% discount factor. If net capitalized costs of natural gas and oil properties exceed the ceiling limit, we must charge the amount of this excess to earnings in the quarter in which the excess occurs. This is called a ceiling limitation write-down. This charge does not affect cash flow from operating activities, but it does reduce the book value of our stockholders' equity. We review the carrying value of our properties quarterly, based on prices in effect as of the end of each quarter or as of the time of reporting our results. We may not reverse write-downs even if prices increase in subsequent periods. Primarily because of a decline in natural gas and oil prices experienced in 1998, we recognized a non-cash impairment of natural gas and oil properties for the year ended December 31, 1998 in the amount of $2.6 million using prices as of April 9, 1999. Using December 31, 1998 prices, we would have recognized a non-cash impairment of natural gas and oil properties of approximately $13.0 million.

THE NATURAL GAS AND OIL BUSINESS INVOLVES MANY OPERATING RISKS THAT CAN CAUSE SUBSTANTIAL LOSSES. INSURANCE MAY NOT BE ADEQUATE TO PROTECT OUR COMPANY AGAINST ALL THESE RISKS.

     The natural gas and oil business involves a variety of operating risks, including:

     - fires;

     - explosions;

     - blow-outs and surface cratering;

     - uncontrollable flows of underground natural gas, oil and formation water;

     - natural disasters;

     - pipe or cement failures;

     - casing collapses;

     - embedded oil field drilling and service tools;

     - abnormally pressured formations; and

     - environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

     If any of these events occur, we could incur substantial losses as a result of:

     - injury or loss of life;

     - severe damage to and destruction of property, natural resources and equipment;

     - pollution and other environmental damage;

     - clean-up responsibilities;

     - regulatory investigation and penalties;

     - suspension of our operations; and

     - repairs to resume operations.

     If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

     Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

     In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

EXPLORATION FOR NATURAL GAS AND OIL IN THE DEEP WATERS OF THE GULF OF MEXICO INVOLVES GREATER RISKS THAN EXPLORATION IN SHALLOWER WATERS.

     As part of our strategy, we intend to explore for natural gas and oil in the deep waters of the Gulf of Mexico where operations are more difficult than in shallower waters. For example, near surface geologic conditions in the deep waters create unique operational challenges. Deep water drilling and operations also require the application of relatively untested technologies that involve a higher risk of mechanical failure and generally have significantly higher drilling and operating costs. Furthermore, the deep waters of the Gulf of Mexico lack the physical and oil field service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the natural gas or oil, increasing the risk involved with these operations.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE.

     Other companies operate most of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

     - timing and amount of capital expenditures;

     - the operator's expertise and financial resources;

     - approval of other participants in drilling wells; and

     - selection of technology.

     Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities.

WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN ACHIEVING OR MANAGING OUR GROWTH.

     We recently have experienced significant growth by expanding our 3-D seismic data acquisition and drilling program. Our growth could strain our financial, technical, operational and administrative resources.

     Our future growth will depend on a number of factors, including:

     - our ability to obtain interests in new properties;

     - our ability to explore and develop existing properties;

     - our ability to continue to attract and retain skilled personnel;

     - our ability to maintain or enter into new relationships with project partners and independent contractors;

     - our ability to continue to expand our technical, operational and administrative resources;

     - the results of our drilling program;

     - commodity prices; and

     - access to capital.

     In addition, we have only limited experience with operating and managing field operations, and we cannot be certain that we will be successful in doing so in the future. We cannot be sure that we will be successful in achieving or managing growth or any other aspect of our business strategy.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER OR OTHER KEY PERSONNEL COULD ADVERSELY AFFECT US.

     We depend to a large extent on the efforts of our President and Chief Executive Officer, Roger L. Jarvis, and other key personnel. The loss of the services of Mr. Jarvis or other key personnel could adversely affect us.

WE MAY HAVE DIFFICULTY FINANCING OUR PLANNED GROWTH.

     We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our drilling program. In the future, we will require additional financing, in addition to cash generated from our operations, to fund our planned growth. We cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

COMPETITION IN OUR INDUSTRY IS INTENSE, AND WE ARE SMALLER AND HAVE A MORE LIMITED OPERATING HISTORY THAN MOST OF OUR COMPETITORS IN THE GULF OF MEXICO.

     We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than our company has and have demonstrated the ability to operate through industry cycles.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY WHICH WE MAY BE UNABLE TO AFFORD OR WHICH WOULD REQUIRE COSTLY INVESTMENT BY OUR COMPANY IN ORDER TO COMPETE.

     Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to our company. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

ONE CUSTOMER CURRENTLY PURCHASES ALL OF OUR NATURAL GAS PRODUCTION. AS A RESULT, IF THIS CUSTOMER DEFAULTS ON ITS PAYMENT OBLIGATIONS, WE WOULD BE ADVERSELY AFFECTED.

     Currently, Columbia Energy Services purchases all of our natural gas production at current market prices. The terms of our arrangement with Columbia require Columbia to pay us within 60 to 90 days after we deliver our production to Columbia. As a result, if Columbia were to default on its payment obligations to us, we would be adversely affected.

WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, THAT CAN AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     Exploration for and development, production and sale of natural gas and oil in the U.S. and especially in the Gulf of Mexico are subject to extensive federal, state and local laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

     - discharge permits for drilling operations;

     - drilling bonds;

     - reports concerning operations; and

     - taxation.

     Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. While we maintain insurance coverage for our operations, we do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the Minerals Management Service could decide to limit exploratory drilling or natural gas production in some areas of the Gulf of Mexico. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

HEDGING OUR PRODUCTION MAY RESULT IN LOSSES.

     To reduce our exposure to fluctuations in the prices of natural gas and oil, we may in the future enter into hedging arrangements. Hedging arrangements may expose us to risk of financial loss in some circumstances including the following:

     - production is less than expected;

     - the other party to the hedging contract defaults on its contract obligations; or

     - there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

     In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and oil.

PGS, WARBURG AND OUR MANAGEMENT OWN A SIGNIFICANT AMOUNT OF COMMON STOCK GIVING THEM INFLUENCE OR CONTROL IN CORPORATE TRANSACTIONS AND OTHER MATTERS, AND THE INTEREST OF WARBURG OR PGS COULD DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

     On completion of this offering, Warburg, PGS, and our management will
beneficially own approximately   % of our outstanding shares of common stock,
assuming no exercise of the underwriters' over allotment option. As a result, these stockholders will be in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. In addition, on completion of this offering representatives of PGS and Warburg will constitute a majority of our board of directors. Their control of our company may have the effect of delaying or preventing a change of control of our company and may adversely affect the voting and other rights of other stockholders.

     Conflicts of interest could arise in the future between our company, on the one hand, and Warburg or PGS, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. Except for the limited restrictions placed on PGS in our data agreement with PGS, neither Warburg nor PGS are restricted from competitive natural gas and oil exploration and production activities or investments. Warburg currently has significant equity interests in other public and private natural gas and oil companies. The interest of Warburg or PGS could differ from those of our other stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     The market price of our common stock could decline due to sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through offerings of common stock.

     On completion of this offering,           shares of our common stock will
be outstanding, assuming no exercise of the underwriters' over-allotment option.
Of these shares, the           shares to be sold in this offering will be freely
transferable and may be sold without restriction. The remaining           shares
are not freely tradeable unless subsequently sold in transactions registered under the Securities Act or exempt from registration. Our current stockholders collectively have rights that provide for the registration of the resale of their shares of common stock at our expense.

     We, Warburg, PGS and our officers and directors have agreed not to offer for sale, sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, subject to some exceptions. All shares of our stock outstanding prior to this offering could be sold following the 180-day period either in transactions registered under the Securities Act or exempt from registration.

     Options to purchase approximately 1,312,625 shares of common stock are currently outstanding, and we anticipate granting additional options to purchase
up to           shares of common stock to some of our directors, officers and employees prior to or immediately after the closing of this offering. After this offering, we intend to file a registration statement covering the sale of the common stock issuable upon exercise of those options. The shares received upon exercise generally will be freely transferable.

WE HAVE NOT PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We currently intend to retain any earnings for the future operation and development of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our current credit agreement prohibits us from paying cash dividends on our common stock. Any future dividends also may be restricted by any loan agreements which we may enter into from time to time.

OUR CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF OUR COMPANY.

     Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders.

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY FLUCTUATE.

     Prior to this offering, there has been no public market for our common stock. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which the common stock will trade following completion of this offering. The completion of this offering provides no assurance that an active trading market for our common stock will develop or, if developed, that it will be sustained. The market price of our common stock also could be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, fluctuations in natural gas and oil prices, investor perceptions of us and the natural gas and oil industry and general economic and other conditions.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the pro forma book value per share of the common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution in the pro
forma net tangible book value of their stock of $     per share assuming an
initial offering price for our common stock of $     per share.

OUR COMPUTER SYSTEMS AND THE COMPUTER SYSTEMS OF OUR BUSINESS PARTNERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS ADVERSELY AFFECTING OUR OPERATIONS.

     The "Year 2000" issue is a general term used to refer to the business implications of the arrival of the new millennium. In simple terms, on January 1, 2000, all computer hardware and software systems that use the two-digit year convention could fail completely or create erroneous data as a result of the system failing to recognize the two-digit internal date "00" as representing the Year 2000. We cannot assure you that our internal operations do not have any material issues with respect to Year 2000 compliance. In addition, we may not properly identify all potential problems or all potentially affected systems or remedy all problems in our systems.

     Furthermore, the Year 2000 issue also affects our customers, the suppliers of our 3-D seismic data, and other third parties with whom we do business. While we have reviewed publicly available information, if any, we have not further investigated whether their systems are Year 2000 compliant. In particular, we have not investigated how the Year 2000 issue will affect the computer systems controlling the pipelines and distribution facilities with which we directly or indirectly connect and the availability of 3-D seismic data. The failure of any of these entities to become Year 2000 compliant could adversely affect us. The most reasonably likely "worst case" impacts would be:

     - impairment of our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

     - impairment of the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

     - impairment of our ability to receive and process 3-D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

     - our inability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements. These statements express, or are based on, our expectations about future events. These include such matters as:

     - amount, nature and timing of capital expenditures;

     - drilling of wells;

     - timing and amount of future production of natural gas and oil;

     - operating costs and other expenses;

     - cash flow and anticipated liquidity;

     - prospect development and property acquisitions;

     - marketing of natural gas and oil; and

     - Year 2000 compliance activities.

     There are many factors that could cause these forward-looking statements to be incorrect, including, but not limited to, the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors include, among others:

     - the risks associated with exploration;

     - our ability to find, acquire, market, develop and produce new properties;

     - natural gas and oil price volatility;

     - uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

     - operating hazards attendant to the natural gas and oil business;

     - downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

     - potential mechanical failure or under performance of significant wells;

     - climatic conditions;

     - availability and cost of material and equipment;

     - delays in anticipated start-up dates;

     - actions or inactions of third-party operators of our properties;

     - our ability to find and retain skilled personnel;

     - availability of capital;

     - the strength and financial resources of our competitors;

     - regulatory developments;

     - environmental risks;

     - Year 2000 compliance actions; and

     - general economic conditions.

     When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made. Neither we, any person acting on our behalf nor the underwriters undertakes any obligation to update any forward-looking statements in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of $     million, or $
million if the underwriters exercise their over-allotment option in full, from the sale of the shares of common stock offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering
expenses. This estimate assumes a public offering price of $     per share,
which is the mid-point of the offering price range on the cover page of this prospectus.

     We intend to use the net proceeds as follows:

     - approximately $     million to repay all of our outstanding debt under
       our credit facility; and

     - approximately $     million to fund a portion of our exploration and
       development activities.

     Pending use for these purposes, we plan to invest the net proceeds in short-term investment-grade interest-bearing securities.

     The weighted average interest rate for outstanding borrowings under our credit facility as of March 31, 1999 was 5.64%. The credit facility has a maturity of December 31, 1999. We have used borrowings under our current credit facility to fund a portion of our exploration and development activities and for other corporate purposes. Please read "Certain Transactions -- Credit Agreement."

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our current credit agreement prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

                                    DILUTION

     The pro forma net tangible book value of our common stock on March 31, 1999
was approximately $     per share of common stock, assuming conversion of all
outstanding shares of our preferred stock into common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock. After giving effect to the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses), our net tangible book value at March 31, 1999 would have been
approximately $     per share. This represents an immediate and substantial
increase in the net tangible book value of $     per share to existing
stockholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after this offering) to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors purchasing
common stock in this offering of $     per share:

Assumed public offering price per share.....................  $
  Pro forma net tangible book value per share at March 31,
     1999...................................................
  Increase per share attributable to new investors..........
Pro forma net tangible book value per share after this
  offering..................................................
                                                              ----------
Dilution per share to new investors.........................  $
                                                              ==========

     This table excludes all shares of common stock issuable on exercise of options that will remain outstanding on completion of this offering. Please read notes 5 and 6 to the notes to our consolidated financial statements. The exercise of outstanding options with an exercise price less than the offering price would increase the dilutive effect to new investors.

     The following table sets forth, at March 31, 1999, the number of shares of common stock purchased from us (assuming the conversion of all shares of our preferred stock into common stock), the total consideration and average price per share paid by existing stockholders and by the new investors before deducting expenses payable by us, but net of the underwriting discounts and
commissions, assuming an initial public offering price of $     per share:

                                          SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                         -------------------     ---------------------     PRICE PER
                                          NUMBER     PERCENT       AMOUNT      PERCENT       SHARE
                                         ---------   -------     -----------   -------     ---------
Existing stockholders..................  5,084,520        %      $75,800,000        %       $14.91
New investors..........................
                                         ---------     ---       -----------     ---        ------
          Total........................                100%      $               100%
                                         =========     ===       ===========     ===        ======

     The above table excludes 500,000 shares of our common stock that were issued to PGS in connection with an amendment to our data agreement with PGS in June 1999 and 12,500 shares of common stock that, as of June 30, 1999, were deliverable to Warburg and PGS as consideration for Warburg's and PGS' guarantee of a portion of our obligations under our credit facility. Please read "Certain Transactions -- Credit Agreement."

     If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will be increased to           , or
approximately    % of the total number of shares of our common stock outstanding after this offering.

                                 CAPITALIZATION

     The following table presents our capitalization as of March 31, 1999 on three bases:

     - on an actual basis;

     - on a pro forma basis giving effect to:

      - the conversion of all outstanding shares of our preferred stock into common stock on completion of this offering;

      - the issuance of shares of common stock to holders of approximately 99.7% of our preferred stock in lieu of payment of accrued cash dividends on completion of this offering; and

     - on a pro forma basis as adjusted to reflect our anticipated use of the estimated net proceeds of this offering at an assumed offering price of
       $     per share.

     You should read this table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this prospectus.

                                                                       MARCH 31, 1999
                                                             ----------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                              ACTUAL     PRO FORMA    ADJUSTED
                                                             --------    ---------    ---------
                                                                       (IN THOUSANDS)
Cash and cash equivalents..................................  $    304    $    304     $
                                                             ========    ========     ========
Short-term debt............................................  $ 47,000    $ 47,000     $
Accrued preferred dividends payable........................    10,971          --
Stockholders' equity:
Preferred stock, $.01 par value, 3,030,920 shares
  authorized; 3,030,920 shares issued and outstanding,
  actual; no shares issued and outstanding, pro forma and
  pro forma as adjusted....................................        30          --           --
Common stock, $.01 par value, 11,000,000 shares authorized;
  2,053,600 shares issued and outstanding, actual;
            shares issued and outstanding, pro forma;
            shares issued and outstanding, pro forma as
  adjusted.................................................        20
Additional paid-in capital.................................    74,874
Accumulated deficit........................................   (22,288)    (22,321)     (22,321)
                                                             --------    --------     --------
          Total stockholders' equity.......................    52,636
                                                             --------    --------     --------
          Total capitalization.............................  $110,607    $            $
                                                             ========    ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA(1))

     The following table sets forth some of our historical consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

                                           PERIOD FROM
                                            INCEPTION
                                          (DECEMBER 20,                              THREE MONTHS ENDED
                                          1996) THROUGH   YEAR ENDED DECEMBER 31,         MARCH 31,
                                          DECEMBER 31,    -----------------------   ---------------------
                                              1996           1997         1998        1998        1999
                                          -------------   ----------   ----------   ---------   ---------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Natural gas and oil revenues............    $      --     $     201    $   3,298    $     249   $   1,839
                                            ---------     ---------    ---------    ---------   ---------
Operating expenses:
  Lease operating expenses..............           --            72          474           68         240
  Depreciation, depletion and
     amortization -- natural gas and oil
     properties.........................           --            68        2,738          104       1,617
  Depreciation and
     amortization -- other..............           10           349          437           62          47
  Impairment of natural gas and oil
     properties.........................           --            --        2,642           --          --
  General and administrative............          318         1,965        3,809        1,030       1,128
                                            ---------     ---------    ---------    ---------   ---------
          Total operating expenses......          328         2,454       10,100        1,264       3,032
                                            ---------     ---------    ---------    ---------   ---------
Loss from operations....................         (328)       (2,253)      (6,802)      (1,015)     (1,193)
                                            ---------     ---------    ---------    ---------   ---------
Other income (expense):
  Interest income.......................           --            91          221           56          46
  Interest expense......................           --            --         (516)          --        (874)
  Capitalized interest..................           --            --          237           --         407
                                            ---------     ---------    ---------    ---------   ---------
Loss before income taxes................         (328)       (2,162)      (6,860)        (959)     (1,614)
  Income tax provision..................           --            --           --           --          --
                                            ---------     ---------    ---------    ---------   ---------
Loss before cumulative effect of change
  in accounting principle(2)............         (328)       (2,162)      (6,860)        (959)     (1,614)
Cumulative effect of change in
  accounting principle..................           --            --           --           --        (395)
                                            ---------     ---------    ---------    ---------   ---------
Net loss................................    $    (328)    $  (2,162)   $  (6,860)   $    (959)  $  (2,009)
                                            =========     =========    =========    =========   =========
Accrual of dividends on preferred
  stock.................................          (16)       (1,326)      (7,094)        (895)     (2,493)
                                            ---------     ---------    ---------    ---------   ---------
Net loss available to common
  stockholders..........................    $    (344)    $  (3,488)   $ (13,954)   $  (1,854)  $  (4,502)
                                            =========     =========    =========    =========   =========
Basic and diluted loss per common share:
  Loss before cumulative effect of
     change in accounting principle.....    $   (0.17)    $   (1.76)   $   (6.88)   $   (0.92)  $   (2.01)
  Cumulative effect of change in
     accounting principle(2)............           --            --           --           --       (0.19)
                                            ---------     ---------    ---------    ---------   ---------
  Net loss per common share.............    $   (0.17)    $   (1.76)   $   (6.88)   $   (0.92)  $   (2.20)
                                            =========     =========    =========    =========   =========
Weighted average number of common shares
  outstanding -- basic and diluted......    1,980,000     1,980,000    2,029,510    2,025,900   2,047,350
                                            =========     =========    =========    =========   =========
OTHER DATA:
EBITDA(3)...............................    $    (318)    $  (1,836)   $    (985)   $    (849)  $     471
Capital expenditures....................    $      --     $  15,578    $  85,681    $  17,772   $  16,385

                                                     DECEMBER 31,               MARCH 31,
                                              ---------------------------   ------------------
                                               1996     1997       1998      1998       1999
                                              ------   -------   --------   -------   --------
BALANCE SHEET DATA:
Cash and cash equivalents...................  $4,578   $ 2,682   $  2,141   $ 7,263   $    304
Current assets..............................   4,588     6,348      6,737     8,928     10,829
Total assets................................   5,241    22,358    102,769    42,545    121,982
Short-term debt.............................                --     19,000        --     47,000
Other current liabilities...................   1,858     2,096     18,378    12,242     10,580
Accrued preferred dividends payable.........      16     1,383      8,478     2,278     10,971
Other long-term liabilities.................      --        --         --        --        795
          Total equity......................   3,367    18,879     56,913    28,025     52,636

---------------

(1) Our company was originally formed as a limited liability company, and we issued common units and preferred units. In connection with our conversion to a corporation in January 1998, we exchanged common stock for all then outstanding common units and preferred stock for all then outstanding preferred units. We express all historical unit data in shares.

(2) Cumulative effect of change in accounting principle represents our adoption of Statement of Position 98-5 (Reporting on the Costs of Start-Up Activities).

(3) EBITDA means net loss before cumulative effect of change in accounting principle, income tax provision, capitalized interest, interest expense, interest income, impairment of natural gas and oil properties, depreciation, depletion and amortization -- natural gas and oil properties and depreciation, and amortization -- other. EBITDA is not a calculation based upon generally accepted accounting principles. EBITDA should not be considered as an alternative to net income or operating income, as an indicator of the operating performance of Spinnaker, or as an alternative to operating cash flows as a measure of liquidity. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are an independent energy company engaged in the exploration, development and production of natural gas and oil in the Gulf of Mexico. Since our inception in December 1996, we have focused our efforts on 3-D seismic exploration in the Gulf of Mexico and have participated in drilling 24 exploratory wells in the Gulf of Mexico, with 16 of these wells being completed as discoveries. At December 31, 1998, our net proved reserves were estimated at approximately 53.8 Bcfe (95% of which was natural gas) representing an approximately 300% increase over our net proved reserves of 13.4 Bcfe at December 31, 1997. We currently have an interest in approximately 120 lease blocks in the Gulf of Mexico, within which we have identified approximately 49 exploratory prospects and 23 leads. We have budgeted to drill 20 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis, we have also identified over 100 additional leads on blocks where we currently have no leasehold interest that may result in additional prospects. We have acquired our portfolio through lease sales, farm-ins and trades based on 3-D seismic data. Our future operating results will depend substantially on the success of our exploratory drilling program.

     Our revenue, profitability and future growth rate also substantially depend on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets historically have been very volatile, and natural gas and oil prices may fluctuate widely in the future. Sustained periods of low prices for natural gas and oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.

     We use the full cost method of accounting for our investment in natural gas and oil properties. Under this method, we capitalize all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves, including salaries, benefits and other related general and administrative costs directly attributable to these activities. We capitalized general and administrative costs of $1.3 million in 1997, $2.5 million in 1998 and $500,000 during the first three months of 1999. We expense costs associated with production and general corporate activities in the period incurred. We capitalize interest costs related to unproved properties and properties under development. Sales of natural gas and oil properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

     We compute the provision for depreciation, depletion and amortization of natural gas and oil properties using the unit-of-production method of accounting based on production and estimates of proved reserve quantities. We exclude unevaluated costs and related carrying costs from the amortization base until we evaluate the properties associated with these costs. We periodically assess the unamortized costs for possible impairments or reductions in value. If a reduction in value has occurred, we increase our amortization base by the amount of this impairment. The amortization base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values. The capitalized costs of proved natural gas and oil properties, net of accumulated depreciation, depletion and amortization, may not exceed a ceiling limit that is based on the estimated future net cash flows from proved natural gas and oil reserves discounted at 10% per annum. If capitalized costs exceed this limit, we charge the excess to depreciation, depletion and amortization in the quarter in which the excess occurs. At December 31, 1998, we recognized a non-cash impairment of natural gas and oil properties in the amount of approximately $2.6 million in connection with the ceiling limitation required by the full cost method of accounting for natural gas and oil properties. The write-down is primarily the result of the decline in natural gas prices experienced in 1998. As permitted by applicable SEC rules, in calculating the amount of the write-down, we used post-year end natural gas and oil price increases of $0.26 per MMBtu of natural gas from December 31, 1998 to April 9, 1999, and $4.53 per Bbl of oil from December 31, 1998 to

April 9, 1999. If we had used only December 31, 1998 natural gas and oil prices, we would have recognized a total non-cash impairment of natural gas and oil properties of approximately $13.0 million.

     We conduct substantially all of our exploration activities jointly with others and, accordingly, recorded amounts for our natural gas and oil properties reflect only our proportionate interest in such activities.

     Effective January 1998, we completed the conversion of our company from a limited liability company to a corporation and now account for income taxes in accordance with Statement on Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, we must recognize deferred income taxes at each year-end for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. We will establish valuation allowances when necessary to reduce deferred tax assets to the amount to be realized.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1999 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998

     We had natural gas and oil revenues of $1.8 million for the three months ended March 31, 1999 as compared to $249,000 for the three months ended March 31, 1998. This increase in revenues was due to production from three new wells in 1998 and one new well in the first quarter of 1999. The 1998 wells are located at West Cameron 522, South Timbalier 220 and South Pelto 18. Production began from the West Cameron 522 well in March 1998, from the South Timbalier 220 well in August 1998 and from the South Pelto 18 well in December 1998. The 1999 well is located at West Cameron 39. Production began from the West Cameron 39 well in January 1999. As a result, our production substantially increased from 142 MMcfe in the first quarter of 1998 to 1,073 MMcfe in the first quarter of 1999. The average price we received for our natural gas production was $1.75 per Mcf during the three months ended March 31, 1998 as compared to $1.72 per Mcf during the three months ended March 31, 1999.

     Lease operating expenses for the three months ended March 31, 1999 were $240,000 as compared to $68,000 for the three months ended March 31, 1998. This increase in lease operating expenses primarily resulted from operating expenses attributable to properties that commenced production during 1998 and the first quarter of 1999.

     General and administrative expenses for the three months ended March 31, 1999 were approximately $1.1 million as compared to $1.0 million for the three months ended March 31, 1998. The increase in general and administrative expenses was due primarily to an increase in personnel during the latter part of 1998 and the beginning of 1999.

     Depreciation, depletion and amortization-natural gas and oil properties for the three months ended March 31, 1999 was approximately $1.6 million as compared to $104,000 for the three months ended March 31, 1998. The increase was attributable to substantial increases in both production and the unit depletion rate during the three months ended March 31, 1999. Depreciation and amortization-other remained relatively unchanged for the three months ended March 31, 1999 from the three months ended March 31, 1998, decreasing from approximately $62,000 in 1998 to $47,000 in 1999.

     Net loss for the three months ended March 31, 1999 was approximately $2.0 million as compared to $959,000 for the three months ended March 31, 1998. The increase in net loss was due to the factors described above and our adoption during the first quarter of 1999 of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that we expense and not capitalize the costs for start-up activities and organization costs as incurred. Approximately $395,000 of this increase is attributable to our adoption of Statement of Position 98-5.

  YEAR ENDED DECEMBER 31, 1998 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     We had natural gas and oil revenues of $3.3 million for the year ended December 31, 1998 as compared to $201,000 for the year ended December 31, 1997. This increase in natural gas and oil revenues was due primarily to production commencing in 1998 from wells located at West Cameron 522 and South Timbalier 220. Primarily as a result of these wells, our production substantially increased from 70 MMcfe in 1997 to 1,747 MMcfe in 1998. This increased production more than offset the decrease in the average price we received for our natural gas production from $2.87 per Mcf for 1997 to $1.89 per Mcf for 1998.

     Lease operating expenses were $474,000 in 1998 as compared to $72,000 in 1997. The increase in lease operating expenses was primarily the result of operating expenses attributable to properties that commenced production during the second half of 1997 and during 1998.

     General and administrative expenses were $3.8 million in 1998 as compared to $2.0 million in 1997. The increase in general and administrative expenses was primarily due to an increase in personnel during the latter part of 1997 and during 1998 and to increases in legal and accounting services related to the conversion of our company from a limited liability company to a corporation.

     Depreciation, depletion and amortization-natural gas and oil properties in 1998 was $2.7 million as compared to $68,000 in 1997. The increase was attributable to a substantial increase in production and in the unit depletion rate during 1998. Depreciation and amortization-other increased from $349,000 in 1997 to $437,000 in 1998. The increase was attributable to the purchase of additional computer hardware and software.

     Additionally, as described above we recognized a non-cash impairment of natural gas and oil properties of $2.6 million due to a decline in prices during 1998.

     Net loss for the year ended December 31, 1998 was $6.9 million as compared to $2.2 million for the year ended December 31, 1997. The increase in net loss was due primarily to the factors described above.

  DECEMBER 20, 1996 (INCEPTION) THROUGH DECEMBER 31, 1996

     We commenced operations on December 20, 1996 and, through December 31, 1996, had no natural gas and oil revenues or lease operating expenses. We had $318,000 of general and administrative expenses relating primarily to start-up costs.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our activities primarily with the proceeds from private placements of our equity securities and borrowings under our credit facility. From inception through March 31, 1999, we raised an aggregate of $75.8 million from sales of our equity securities. In addition, from inception through March 31, 1999, we borrowed an aggregate of approximately $47 million.

     From inception through March 31, 1999, we incurred capital expenditures totaling approximately $115.9 million for the acquisition, exploration and development of our natural gas and oil properties. Of these expenditures, $58.2 million were for exploration, $37.3 million were for development and $20.4 million were for leasehold acquisitions.

     We have experienced and expect to continue to experience substantial working capital requirements and at March 31, 1999 had a working capital deficit of approximately $46.8 million, primarily due to our active exploration and development programs. While we believe that the net proceeds from this offering, our cash flow from operations and borrowings under our credit facility should allow us to implement our present business strategy during 1999 and 2000, additional financing may be required in the future to fund our growth and exploration and development programs. In the event these capital resources are not available to us, we may have to curtail our exploration and other activities or sell some of our assets on an untimely or unfavorable basis.

     We have budgeted to spend approximately $170 million during 1999 and 2000 for exploration, development and leasehold acquisitions. During the first three months of 1999, we spent $3.1 million for exploration, $11.7 million for development and $1.6 million for leasehold acquisitions.

     Our budget includes development costs that are contingent on the success of future exploratory drilling. We do not anticipate that our budgeted leasehold acquisition activities will include the acquisition of producing properties. We do not anticipate any significant abandonment or dismantlement costs through 2000. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, natural gas and oil prices, industry conditions, decisions of operators and other industry owners and the prices of oil field goods and services. We anticipate that these capital expenditures will be funded principally through net proceeds from this offering, cash flows from our operations and borrowings under a credit facility.

     In September 1998, we entered into an $85.0 million credit facility with Credit Suisse First Boston, New York Branch, Bank of Montreal and Bank of America, N.A. (formerly NationsBank, N.A.). Simultaneously with the completion of this offering, we will repay all outstanding borrowings under the credit facility, which were approximately $64.0 million as of June 30, 1999. Please read "Certain Transactions -- Credit Agreement." We intend to replace this credit facility in connection with the completion of this offering.

     We also intend to use cash flows from operations to fund a portion of our future acquisition, exploration and development activities. Net cash provided by (used in) operating activities was $0.5 million for the three months ended March 31, 1999, ($2.7 million) for 1998 and ($5.5 million) for 1997. Net cash flow used in operating activities in 1997 and 1998 was generally attributable to our limited production during the periods. The fact that operating activities in the first quarter of 1999 no longer used net cash but provided net cash was generally attributable to increasing levels of production in that period. As of June 30, 1999, we produced approximately 48 MMcfe per day as compared to average production of 4.8 MMcfe per day in 1998 and 0.6 MMcfe per day in 1997. Our cash flow from operations will depend on the prices of natural gas and oil and on our ability to increase production through our exploration and development drilling program. Although we currently do not engage in any hedging activities, we may in the future engage in hedging activities to reduce our exposure to fluctuations in the prices for natural gas and oil.

YEAR 2000 COMPLIANCE

     The "Year 2000" issue is a general term used to refer to the business implications of the arrival of the new millennium. In simple terms, on January 1, 2000, all computer hardware and software systems that use the two-digit year convention could fail completely or create erroneous data as a result of the system failing to recognize the two digit internal date "00" as representing the Year 2000.

     We were formed recently and are engaged solely in the exploration, development and production of natural gas and oil. Our computer hardware and software systems were recently acquired, and we have been informed that all these systems are or are expected to be Year 2000 compliant. We do not believe that the risks of system malfunction resulting from the interrelationship of our systems with those of customers, suppliers and contractors are significant. However, we cannot assure you that our internal operations do not have any material issues with respect to Year 2000 compliance. In addition, we may not properly identify all potential problems or all potentially affected systems or remedy all problems in our systems.

     Furthermore, the Year 2000 issue also affects our customers, the suppliers of our 3-D seismic data, and other third parties with whom we do business. We have reviewed publicly available information, if any, of our material customers, suppliers, including the suppliers of our 3-D seismic data, and contractors as to whether their systems are Year 2000 compliant. While we have reviewed publicly available information, we have not further investigated whether their systems are Year 2000 compliant. In particular, we have not investigated how the Year 2000 issue will affect the computer systems controlling the pipelines and distribution facilities with which we directly or indirectly connect and the availability of 3-

D seismic data. The failure of any of these entities to become Year 2000 compliant could adversely affect us. The most reasonably likely "worst case" impacts would be:

     - impairment of our ability to deliver our production to, or receive payment from, third parties gathering and/or purchasing our production from affected facilities;

     - impairment of the ability of third-party suppliers or service companies to provide needed materials or services to our planned or ongoing operations, necessitating deferral or shut-in of exploration, development or production operations;

     - impairment of our ability to receive and process 3-D seismic data, which would hinder our ability to generate and drill exploratory prospects; and

     - our inability to execute financial transactions with our banks or other third parties whose systems fail or malfunction.

     We plan to continue reviewing the Year 2000 issue on an on-going basis internally and with suppliers, customers and contractors.

                            BUSINESS AND PROPERTIES

OVERVIEW

     Spinnaker is an independent energy company engaged in the exploration, development and production of natural gas and oil in the Gulf of Mexico. We currently have licenses to approximately 4,700 blocks of mostly contiguous, recent vintage 3-D seismic data in the Gulf of Mexico, including approximately 4,100 blocks from our 3-D seismic data agreement with PGS. This database covers an area of approximately 23 million acres, which we believe is one of the largest recent vintage 3-D seismic databases licensed to any independent exploration and production company in the Gulf of Mexico. We believe that broad regional 3-D seismic analysis allows us to create a large inventory of high-quality prospects and provides the opportunity to enhance our exploration success. We also believe our licenses to large quantities of high-quality seismic data and our management and technical staff are important factors for our current and future success.

     Our chief executive officer, PGS and Warburg formed our company in December 1996. PGS, a leader in acquiring 3-D seismic data, received most of its equity ownership in our company in exchange for providing us with access to its inventory of 3-D seismic data covering a substantial portion of the natural gas and oil producing area of the Gulf of Mexico. We plan to continue to grow our inventory of 3-D seismic data through our agreement with PGS and through acquisitions of 3-D seismic data from other seismic data vendors.

     Since our inception, we have participated in drilling 24 exploratory wells in the Gulf of Mexico, with 16 of these wells being completed as discoveries. At December 31, 1998, our net proved reserves were estimated at approximately 53.8 Bcfe (95% of which was natural gas) representing an increase of approximately 300% over our net proved reserves of 13.4 Bcfe at December 31, 1997. Our daily production has increased from approximately 600 Mcfe at December 31, 1997 to approximately 48,000 Mcfe at June 30, 1999. We currently have an interest in approximately 120 lease blocks in the Gulf of Mexico, within which we have identified approximately 49 exploratory prospects and 23 leads. We have budgeted to drill 20 of these prospects during the remainder of 1999 and 2000. Based on 3-D seismic analysis, we also have identified over 100 additional leads on blocks where we currently have no leasehold interest that may result in additional prospects. Our capital expenditure budget for 1999 and 2000 includes approximately $170 million for exploration, development and leasehold acquisitions, of which we have spent $31.0 million through May 31, 1999.

OUR STRATEGY

     Our goals are to expand our reserve base, cash flow and net income and to generate an attractive return on capital. We emphasize the following elements in our strategy to achieve these goals:

     - Focus on the Gulf of Mexico

     - Maintain a large database of 3-D seismic data

     - Employ a rigorous prospect selection process

     - Emphasize technical expertise

     - Sustain a balanced, diversified exploration effort

     FOCUS ON THE GULF OF MEXICO. We have chosen to assemble a large 3-D seismic database and focus our exploration activities in the Gulf of Mexico because we believe this area represents one of the most attractive exploration regions in North America. The Gulf of Mexico has the following characteristics which make it attractive to exploration and production companies:

     - Prolific exploration and production history

     - Open access to acreage

     - Substantial existing oil field service infrastructure

     - Attractive taxation and royalty rates

     - Relatively high-productivity wells

     - Geographic proximity to well-developed markets for natural gas and oil

     - Geologic diversity that offers a variety of exploration opportunities

     We also believe our geographic focus provides us with an excellent opportunity to develop and maintain competitive advantages through the combination of our 3-D seismic database, regional exploration and operating expertise, and joint venture relationships.

     MAINTAIN A LARGE DATABASE OF 3-D SEISMIC DATA. We believe our large database of 3-D seismic data allows us to generate high-quality exploratory prospects. We believe our licenses to 3-D seismic data from PGS will continue to serve as the foundation for our exploration program. We also intend to supplement that data with 3-D seismic data acquisitions from other seismic data vendors. In addition to data acquisitions made directly by us, we expect to continue to enter into joint ventures with other companies to share the costs of data acquisitions and associated exploratory drilling.

     EMPLOY A RIGOROUS PROSPECT SELECTION PROCESS. We leverage our large inventory of contiguous areas of 3-D seismic data to select prospects by tying regional 3-D seismic analysis to actual drilling results. Through this process, we enhance our understanding of the geology before selecting prospects and increase the probability of accurately identifying hydrocarbon bearing zones.

     EMPHASIZE TECHNICAL EXPERTISE. Our 10 explorationists have an average of approximately 20 years experience in exploration in the Gulf of Mexico. In our efforts to attract and retain explorationists, we offer an entrepreneurial culture, an extensive 3-D seismic database, state-of-the-art computer-aided exploration technology and other technical tools. All of our explorationists have purchased equity in our company.

     As our company matures, we are moving towards retaining larger working interests in prospects located in water depths of less than 2,000 feet. The combination of larger working interests and our technical expertise should allow us to act as the operator for an increasing number of these prospects, providing us with more control of costs, timing and amount of capital expenditures, and the selection of technology.

     SUSTAIN A BALANCED, DIVERSIFIED EXPLORATION EFFORT. We believe that our exploration approach results in portfolio balance and diversity among:

     - shallow water (under 600 feet) and deep water prospects;

     - shallow drilling depth (under 12,000 feet) and deep drilling depth prospects; and

     - lower-risk, lower-potential prospects and higher-risk, higher-potential prospects.

     We have used joint ventures to help diversify our exploration activities. Our 3-D seismic data's broad coverage of the Gulf of Mexico allows us to participate in a variety of geologically diverse exploration opportunities and create a diversified prospect portfolio. We intend to manage our exposure in deep water exploration activities by focusing on prospects where commercial feasibility of the prospect can be evaluated with one or two wells and where we believe 3-D seismic analysis provides attractive risk/reward benefits. We also strive to diversify our exploration efforts by seeking to limit the budgeted amount of the leasehold acquisition cost for and drilling cost of the first exploratory well on any one prospect to less than 10 percent of our annual capital budget.

     We believe that maintaining continuity in our exploration activity during all phases of the commodity price cycles is an important element to balance and diversification. By positioning our company to continue exploring during periods of low natural gas and oil prices, we potentially can take advantage of reduced competition for prospects and lower drilling and other oil field service costs.

PLAN OF OPERATIONS

     For information regarding our proposed plan of operations through the year 2000, please read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business and Properties -- Overview."

PGS DATA AGREEMENT

     We originally entered into our data agreement with PGS as of December 20, 1996. We amended the agreement as of January 6, 1998 when we converted from a limited liability company to a corporation. We amended the agreement again as of June 30, 1999 to modify the amount, type and geographic coverage of the data and related information made available to us. In connection with that second amendment we issued 500,000 shares of common stock to PGS. The agreement has been included as an exhibit to the registration statement of which this prospectus is a part. The following summary of this agreement discusses material provisions of this agreement and is qualified by reference to such exhibit which we incorporate in this prospectus by reference.

  DATA COVERED BY THE AGREEMENT

     Subject to the exceptions discussed below, we are entitled to receive and use all of PGS' standard and enhanced multi-client 3-D seismic data covering the Gulf of Mexico (including its bays, channels, tributaries, estuaries and transition zones). We are entitled to data that PGS acquires or processes for itself prior to March 31, 2002 or is in the process of acquiring or processing as of that date. We are also entitled to enhanced data processed by third parties if PGS retains a material royalty or similar interest in that data.

     As part of its business activities, PGS acquires both proprietary and multi-client marine seismic data. When PGS acquires proprietary data, it does so on an exclusive contractual basis for its customers. In this case, PGS simply provides acquisition services. When PGS acquires multi-client data, however, PGS owns the data itself and licenses the possession and use of this data to the industry at large. We are entitled to receive only multi-client data from PGS.

     Standard data is the basic 3-D, time-migrated seismic data, and dragged array and vertical cable data as now provided as the standard product to PGS' 3-D seismic survey customers. Enhanced data is data created through additional computer processing of PGS' standard data. Enhanced data includes processed data referred to as pre-stack depth migrated data and pre-stack time migrated data. As of June 30, 1999, we had received approximately 4,100 blocks of standard data and had received no blocks of enhanced data under our PGS agreement.

     PGS has begun acquiring an advanced form of 3-D marine seismic data, sometimes referred to as multi-component data, that requires the simultaneous recording of information with instruments located on the ocean floor and instruments dragged behind a marine seismic vessel. We are entitled to select for our use up to 60 blocks of multi-component data that PGS acquires prior to March 31, 2002 or is in the process of acquiring as of that date. We must select multi-component data in groups of blocks which are all contiguous on at least one side and which include at least five blocks.

     PGS markets Gulf of Mexico seismic data through seismic data marketing vendors. We have entered into agreements with some of these marketing vendors which modify to some extent our rights under our agreement with PGS. Material modifications of our rights resulting from these agreements are noted below. If PGS enters into a marketing agreement with a new party, then PGS has agreed to use good faith efforts to obtain the consent of the new party to our rights under our agreement with PGS. If PGS does not obtain the consent of this new party, however, then we may not be entitled to the future data of PGS that is marketed by that party. A majority of the data we have received is subject to agreements with marketing vendors.

     PGS is not obligated under our agreement to acquire any further data of any kind. However, PGS is in the process of acquiring approximately 200 blocks of multi-client standard data in the Gulf of Mexico that will be covered by the agreement.

  RIGHTS TO USE THE DATA

     We may use the data received under our agreement as follows:

     - for our internal needs, including using the data in connection with the drilling of wells or the acquiring of interests in natural gas or oil properties;

     - make maps and other work products from the data;

     - make the data and work product available to our consultants and contractors for interpretation, analysis, evaluation, mapping and additional processing; provided, that the data and work product (other than maps) may not be removed from our premises and must be held in confidence by those individuals; and

     - show data and work products to prospective and existing investors and participants in farm-outs and exploration or development groups for the sole purpose of evaluating their participation in such ventures; provided, that the data and work product (other than maps) may not be not removed from our premises and must be held in confidence by those individuals.

     Our agreement with PGS provides that our rights to use data are perpetual subject to the termination provisions discussed below. However, most of our related agreements with PGS' marketing vendors provide that our rights terminate automatically after 25 years. The data we receive under the PGS agreement remains the property of PGS subject to the rights granted to us in the agreement.

  RESTRICTIONS ON TRANSFER AND ASSIGNMENT

     We have the limited right to transfer a copy of standard or enhanced data to a qualified transferee. We may transfer copies only up to an aggregate of
568.6 blocks. We must transfer copies of data in groups of blocks that are contiguous on at least one side and which include at least 20 blocks. A qualified transferee is a party with which we have entered into a joint venture or other contractual arrangement with respect to the property relating to the copied data. A qualified transferee must have substantial business interests other than this joint venture or contractual relationship, must not have been formed to acquire the copied data and must have executed a customary license agreement with PGS or one of PGS' vendors. A transfer of a copy of standard data with enhanced data covering one block counts as the transfer of 1.5 blocks.

     We may assign our rights under our agreement with PGS, directly or by merger, to a successor to all or substantially all of our business or assets or the business or assets of Spinnaker Exploration Company, L.L.C., our principal subsidiary, as long as the successor is not a PGS competitor. A PGS competitor is a company that provides 3-D marine seismic data in the Gulf of Mexico as a significant part of its business or an affiliate of such company. If the successor to our business or assets is not a PGS major customer, then that successor may in turn transfer the rights under our agreement with PGS to a successor of all of its business or assets as long as that successor is not a PGS competitor. A PGS major customer is a customer that has purchased from PGS products and services at least equal to 7.5% of PGS' prior 12 months gross receipts for all seismic data sales and related services in the Gulf of Mexico or an affiliate of that customer. No other transfers by us or our successors are permitted. In addition, some of our agreements with PGS' marketing vendors provide that we may not assign our rights to PGS data marketed by that vendor without the consent of that vendor.

  TERMINATION EVENTS

     PGS may terminate substantially all of our rights under the agreement by giving us notice after any of the following events:

     - we transfer data or our rights under the agreement in violation of the agreement;

     - a PGS competitor acquires control of us or our principal subsidiary;

     - a PGS major customer acquires control of us or our principal subsidiary after another PGS major customer has previously acquired control of us or our principal subsidiary;

     - we knowingly breach one of the provisions of the agreement relating to the use, transfer or disclosure of the data and the breach results in significant damages to PGS;

     - we unknowingly breach one of these provisions of the agreement, the breach results in significant damages to PGS and we fail to diligently prevent a subsequent breach after we receive notice of the breach;

     - we commit a material breach of one of the other provisions of the agreement and fail to remedy the breach within 90 days after notice to us; or

     - we commence a voluntary bankruptcy or similar proceeding or an involuntary bankruptcy or similar proceeding is commenced against us and remains undismissed for 30 days.

  NON-COMPETE

     PGS has agreed that it will not disclose data covering the majority of the blocks in any survey in the Gulf of Mexico that is marketed by PGS as a single survey in exchange for interests in any natural gas or oil property or oil and gas company. This restriction terminates on March 31, 2002.

  ADDITIONAL SERVICES

     Under our data agreement with PGS, we have access to 3-D seismic data until March 31, 2003 through the proprietary high technology data archival and retrieval system of PGS Data Management Inc., a subsidiary of PGS.

     In addition, we have agreed to purchase approximately $2,000,000 of seismic related services from PGS prior to December 31, 2002. We paid to PGS $45,500 in 1997 and $78,000 in 1998 for seismic related services.

  LIMITATION OF LIABILITY

     The aggregate liability of PGS under the agreement for all claims made by us is limited to $45,000,000. Our liability for claims made against us by PGS under the agreement is not limited.

USE OF COMPUTER-AIDED EXPLORATION TECHNOLOGY

     Computer-aided exploration is the process of using a computer workstation and common database to accumulate and analyze seismic, production and other data regarding a geographic area. In general, computer-aided exploration involves accumulating various 2-D and 3-D seismic data with respect to a potential drilling location and correlating that data with historical well control and production data from similar properties. The available data is then analyzed using computer software and modeling techniques to project the likely geologic setting of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data for the potential drilling location and historical data for the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three-dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer software developed solely for this application.

     We have invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. We currently have 11 workstations in-house to analyze seismic data. Our explorationists can access a diverse software tool kit including modeling, mapping, well path description, time slice analysis, pre- and post-stack seismic processing, synthetic generation, third replacement studies and seismic attribute analyses. Additionally, we have invested in direct-link telecommunications technology that provides us with disk-to-disk downloading of data volumes directly from PGS that allows very rapid loading on our in-house storage. We believe that we may be one of only a few companies of any size to have this capability in the industry. This capability has benefitted us when new data sets are made available only a short time prior to state and federal lease sales.

JOINT VENTURES WITH GULF OF MEXICO PARTNERS

  EARLY JOINT VENTURE AGREEMENTS

     We have entered into a number of joint ventures with several companies operating in the Gulf of Mexico. In our early joint venture agreements, in return for our access to 3-D seismic data and our exploration expertise, our joint venture partners provided us with established Gulf of Mexico exploration and operating track records, as well as capital. Our partners typically acted as operator, which freed us to concentrate on exploring for new prospects.

     Each of our early joint venture agreements established an area of mutual interest covering blocks in the Gulf of Mexico for the purpose of jointly evaluating 3-D seismic data, securing leasehold interests, evaluating natural gas and oil prospects and drilling on those prospects. If either party acquires an interest in any natural gas and oil lease in the area of mutual interest, the other party may acquire a specific percentage ownership interest in that lease. Our percentage ownership interest ranges from 25% to 65%. Our joint venture partners are entitled to serve as the operator for any acquired lease that is not operated by a third party.

     Through our PGS agreement, we have licenses to 3-D seismic data covering substantially all of the areas of mutual interest established by these joint venture agreements. We have licensed or provided access to this data to our joint venture partners. In return, our joint venture partners must reimburse us for a portion of the value of this data.

     Six of these agreements are currently active. They will expire between October 1999 and May 2000.

  RECENT JOINT VENTURE AGREEMENTS

     As our company matures, we intend to enter new joint ventures in order to:

     - leverage our 3-D seismic database into access to additional data and new opportunities;

     - share data, risks and expenses; and

     - gain access to expertise in water depths greater than 2,000 feet.

     The following is a description of two recent agreements which represent examples of the first two joint venture benefits described above.

     In January 1999, we entered into related participation agreements with two companies. These agreements establish an identical area of mutual interest covering approximately 1,000 blocks in the Gulf of Mexico for the purpose of evaluating 3-D seismic data, securing leases, evaluating natural gas and oil prospects and drilling on those prospects.

     In January 1999, we also entered into an agreement with TGS-NOPEC Geophysical Company to purchase licensing rights to data covering 435 of the blocks in the 1,000-block area of mutual interest. We have rights to approximately 455 additional blocks of data in this area of mutual interest under our agreement with PGS. Each of our participation agreements provides our joint venture partners with access rights to all our data covering the area of mutual interest. In return, each of our joint venture partners has agreed to reimburse us, at 50% each, for our costs to acquire licensing rights to the data covering the 435 blocks described above.

     We are responsible for evaluating the 3-D seismic data and identifying prospects for exploration, development and production activities within the area of mutual interest. If we acquire a leasehold interest in any of the blocks in the area of mutual interest, one of our joint venture partners can acquire a 25% interest and the other joint venture partner can acquire up to a 25% interest in our leasehold interest. We generally will serve as the operator of any leases that are not operated by third parties. The parties share exploration, development and production costs based on their respective ownership interests.

     One of the agreements requires us to allow our joint venture partner to participate in any leasehold interest that we acquire in the area of mutual interest, but does not give us a similar right. The other agreement provides that each party can acquire a specific ownership interest in any leasehold interest acquired by the other party in the area of mutual interest.

     Both of the participation agreements terminate in April 2002, except that each of our joint venture partners may extend its agreement for one year upon payment of a $500,000 fee. The agreements also will be extended for a period of two years for any prospects identified at the end of the term.

EXPLORATION ACTIVITIES

  SIGNIFICANT EXPLORATION DISCOVERIES

     GARDEN BANKS 367 (DULCIMER). Dulcimer is located approximately 128 miles off the Louisiana coast in approximately 1,100 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 11,400 feet in January 1998 and encountered 124 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 24% of the present value of future net cash flows from our proved reserves. Production from this discovery began in March 1999. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $19.1 million on this discovery.

     BRAZOS A-19. Brazos A-19 is located approximately 32 miles off the Texas coast in approximately 130 feet of water. We participated as non-operator with a 15% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 18,800 feet in May 1998 and encountered 150 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 19% of the present value of future net cash flows from our proved reserves. We believe that the cost to commence production, including all facilities and completions, will be approximately $8.2 million, net to our company. We expect production from this discovery to begin in the second half of 1999. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $4.2 million on this discovery.

     SOUTH TIMBALIER 220. South Timbalier 220 is located approximately 40 miles off the Louisiana coast in approximately 150 feet of water. We participated as non-operator with a 33 1/3% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 14,600 feet in August 1997 and encountered 149 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 19% of the present value of future net cash flows from our proved reserves. Production from this discovery began in August 1998. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $4.4 million on this discovery.

     MISSISSIPPI CANYON 496 (ZIA). Zia is located approximately 36 miles off the Louisiana coast in approximately 1,700 feet of water. We participated as non-operator with a 12 1/2% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 21,900 feet in November 1998 and encountered 217 net feet of pay. A second well is planned by the second quarter of 2000. We believe that the future cost to commence production, including all facilities and completions, will be approximately $16.6 million, net to our company. We expect production from this discovery to begin in 2001. As of May 31, 1999, we had incurred capital expenditures of $6.1 million on this discovery.

     WEST CAMERON 39. West Cameron 39 is located approximately seven miles off the Louisiana coast in approximately 32 feet of water. We participated as operator with a 60% working interest in drilling this discovery. The # 1 well was drilled to a total measured depth of 11,000 feet in August 1998 and encountered 140 net feet of pay. The # 2 well was drilled to a total measured depth of 13,700 feet in May 1999 and encountered 256 net feet of pay. The # 3 well was drilled to a total measured depth of 12,000 feet in May 1999 and encountered 48 net feet of pay. As of December 31, 1998, the # 1 well accounted for approximately 7% of the present value of future net cash flows from our proved reserves. Production from the #1 well began in January 1999, and we expect production to commence from the # 2 and # 3 wells in the fourth quarter of 1999. We believe that the future cost to commence production from the # 2 and # 3 wells, including all facilities and completions, will be approximately $1.2 million, net to our company. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $5.0 million on the # 1 well and $2.5 million on the # 2 and # 3 wells combined.

     SOUTH PELTO 18. South Pelto 18 is located approximately 14 miles off the Louisiana coast in approximately 47 feet of water. We participated as non-operator with a 25% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 18,100 feet in June 1998 and encountered 145 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 9% of the present value of future net cash flows from our proved reserves. We are currently evaluating the need for a development well for this prospect. Production from this discovery began in December 1998. As of May 31, 1999, we had incurred capital expenditures of $2.7 million on this discovery.

     HIGH ISLAND 235. The High Island 235 # 1 well is located approximately 23 miles off the Texas coast in approximately 55 feet of water. We participated as operator with a 50% working interest in drilling this discovery. The well was drilled to a total measured depth of 15,400 feet in February 1999 and encountered 118 net feet of pay. As of December 31, 1998, this discovery accounted for approximately 9% of the present value of future net cash flows from our proved reserves. Production from this discovery began in April 1998. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $8.0 million on this discovery.

     EAST CAMERON 152. The East Cameron # 1 well is located approximately 43 miles off the Louisiana coast in approximately 70 feet of water. We participated as non-operator with a 50% working interest in drilling this discovery. The discovery well was drilled to a total measured depth of 7,300 feet in December 1998 and encountered 74 Net feet of pay. As of December 31, 1998, this discovery accounted for approximately 5% of the present value of future net cash flows from our proved reserves. Production from this discovery began in June 1999. We believe that no other wells will need to be drilled to fully produce the reserves. As of May 31, 1999, we had incurred capital expenditures of $4.3 million on this discovery.

     OTHER DISCOVERIES. In 1997, we participated in the successful drilling of an additional three exploratory wells. As of December 31, 1998, these discoveries accounted for approximately 7% of the present value of future net cash flows from our proved reserves. The cost of drilling these wells, including completion and facility costs expended through May 31, 1999, was $9.4 million, net to our company.

     In 1998, we participated in the successful drilling of an additional two exploratory wells which had not been assigned proved reserves as of December 31, 1998. In 1999, we also participated in the successful drilling of an exploratory well.

  PLANNED EXPLORATION PROSPECTS

     We have a current inventory of 20 exploration prospects for the remainder of 1999 and 2000. We have analyzed 3-D seismic data covering each of these prospects. We continue to review and interpret data covering these prospects and believe that many of the prospects have the potential for additional drill sites. We operate six of these prospects, and we have a 36.2% average working interest in the overall inventory. We typically have participated in prospects with industry partners to share the up-front costs associated with our exploration activities, to mitigate our exploration risk and to increase the number of prospects in which we can participate.

     Although we have budgeted to drill these prospects, there can be no assurance that these wells will be drilled at all or within the expected time frame. Please read "Risk Factors" for a discussion of some factors that may affect the timing of drilling.

NATURAL GAS AND OIL RESERVES

     The following table presents our estimated net proved natural gas and oil reserves and the present value of our reserves at December 31, 1998 based on a reserve report prepared by Ryder Scott. Appendix A to this prospectus contains a letter prepared by Ryder Scott summarizing the reserve report. The present values, discounted at 10% per annum, of estimated future net cash flows before income taxes shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves owned by our company. For further information concerning the present value of future net cash flows from these proved reserves, please read note 13 of the notes to our consolidated financial statements.

                                                                     PROVED RESERVES(1)
                                                              ---------------------------------
                                                              DEVELOPED   UNDEVELOPED    TOTAL
                                                              ---------   -----------   -------
                                                                   (DOLLARS IN THOUSANDS)
Natural gas (MMcf)..........................................    30,806       20,140      50,946
Oil and condensate (MBbls)..................................       318          152         470
          Total proved reserves (MMcfe).....................    32,714       21,052      53,766
Present value(2)............................................   $34,723      $17,386     $52,109

---------------

(1) The reserve report prepared by Ryder Scott as of December 31, 1998 does not include reserves for two wells completed as of December 31, 1998 and three wells completed since December 31, 1998. Please read "-- Drilling Activity."

(2) The present value of future net cash flows before income tax as of December 31, 1998 was determined by using the December 31, 1998 prices of $1.835 per MMBtu of natural gas at Henry Hub, Louisiana and $12.05 per Bbl of oil at the Cushing NYMEX Pricing Hub.

     The process of estimating natural gas and oil reserves is complex and inherently uncertain. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We need to analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Natural gas and oil reserve engineering is a subjective process of estimating accumulations of natural gas and oil that cannot be measured in an exact manner. Our proved reserve information included in this prospectus represents only estimates based on reports prepared by our independent petroleum engineers. Estimates from other engineers might differ materially from those shown in this prospectus. The accuracy of any reserve estimate is a function of the quality and quantity of available data, engineering and geological interpretation and judgment.

     Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At December 31, 1998, 86% of our proved reserves were either proved undeveloped or proved non-producing. Moreover, the producing wells included in our reserve report had produced only an average of seven months as of December 31, 1998. Because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are inherently less reliable than estimates based on a lengthy production history.

Therefore, we cannot be certain of the actual volume of recoverable reserves that will be realized from those wells because our estimates with respect to the proved reserves and level of future production attributable to these wells are difficult to determine and are based on limited information.

     At December 31, 1998, approximately 39% of our estimated equivalent net proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

     You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

VOLUMES, PRICES AND OPERATING EXPENSES

     The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and oil for the periods indicated:

                                                                                THREE MONTHS
                                                               YEAR ENDED           ENDED
                                                              DECEMBER 31,        MARCH 31,
                                                             ---------------   ---------------
                                                              1997     1998     1998     1999
                                                             ------   ------   ------   ------
PRODUCTION:
  Natural gas (MMcf).......................................      70    1,675      142    1,007
  Oil and condensate (MBbls)...............................      --       12       --       11
  Total (MMcfe)............................................      70    1,747      142    1,073
AVERAGE SALES PRICE PER UNIT:
  Natural gas (per Mcf)....................................  $ 2.87   $ 1.89   $ 1.74   $ 1.70
  Oil and condensate (per Bbl).............................   18.51    11.61    15.12    11.64
  Total (per Mcfe).........................................    2.87     1.89     1.75     1.72
EXPENSES (PER MCFE):
  Lease operating expense..................................  $ 1.03   $ 0.27   $ 0.48   $ 0.22
  Depreciation, depletion and amortization -- natural gas
     and oil properties....................................    0.97     1.57     0.73     1.51

DEVELOPMENT, EXPLORATION AND ACQUISITION CAPITAL EXPENDITURES

     The following table presents information regarding our net costs incurred in the purchase of proved and unproved properties and in exploration and development activities:

                                                                                  THREE MONTHS
                                                                 YEAR ENDED          ENDED
                                                                DECEMBER 31,       MARCH 31,
                                                              -----------------   ------------
                                                               1997      1998         1999
                                                              -------   -------   ------------
                                                                       (IN THOUSANDS)
Acquisition costs:
  Unproved properties.......................................  $ 4,458   $15,791     $ 1,983
  Proved properties.........................................       --        --          --
Exploration.................................................    7,116    46,620       2,677
Development.................................................    2,422    23,067      11,777
                                                              -------   -------     -------
          Total costs incurred..............................  $13,996   $85,478     $16,437
                                                              =======   =======     =======

DRILLING ACTIVITY

     The following table shows our drilling activity for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in such wells.

                                                                                        THREE
                                                                                       MONTHS
                                                                                        ENDED
                                                                                      MARCH 31,
                                                            1997          1998          1999
                                                         -----------   -----------   -----------
                                                         GROSS   NET   GROSS   NET   GROSS   NET
                                                         -----   ---   -----   ---   -----   ---
Exploratory Wells:
  Productive...........................................    4     1.5     9     2.9     1     0.6
  Nonproductive........................................   --     --      6     2.3    --      --
                                                          --     ---    --     ---    --     ---
          Total........................................    4     1.5    15     5.2     1     0.6
                                                          ==     ===    ==     ===    ==     ===
Development Wells:
  Productive...........................................   --     --     --     --     --      --
  Nonproductive........................................   --     --     --     --     --      --
                                                          --     ---    --     ---    --     ---
          Total........................................   --     --     --     --     --      --
                                                          ==     ===    ==     ===    ==     ===
                                                          ==     ===    ==     ===    ==     ===

     Since March 31, 1999, we have drilled two gross (1.3 net) productive exploratory wells and two gross (1.0 net) nonproductive exploratory wells.

PRODUCTIVE WELLS

     The following table sets forth the number of productive natural gas and oil wells in which we owned an interest as of March 31, 1999:

                                                                 TOTAL
                                                              PRODUCTIVE
                                                                 WELLS
                                                              -----------
                                                              GROSS   NET
                                                              -----   ---
Natural gas.................................................   13     4.9
Oil.........................................................    1     0.1
                                                               --     ---
          Total.............................................   14     5.0

     Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

ACREAGE DATA

     The following table presents information regarding our developed and undeveloped lease acreage as of March 31, 1999. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                           DEVELOPED         UNDEVELOPED
                                            ACREAGE            ACREAGE              TOTAL
                                        ---------------   -----------------   -----------------
                                        GROSS     NET      GROSS      NET      GROSS      NET
                                        ------   ------   -------   -------   -------   -------
Offshore Louisiana....................  28,260    6,750   221,410    88,648   249,670    95,398
Offshore Texas........................  23,040    1,302    97,920    32,851   120,960    34,153
Texas State Waters....................   1,200      300    27,866    12,809    29,066    13,109
                                        ------   ------   -------   -------   -------   -------
          Total.......................  52,500    8,352   347,196   134,308   399,696   142,660
                                        ======   ======   =======   =======   =======   =======

     The table does not include leases covering 18,843 gross acres (7,530 net) acquired between March 31, 1999 and May 31, 1999. Our lease agreements generally terminate if wells have not been drilled on the acreage within a period of five years from the date of the lease if located on the shelf in less than 200 meters of water or 10 years if located in the deep waters of the Gulf of Mexico.

MARKETING

     Most of our natural gas and oil production is sold by our operators under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. For example, natural gas and oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

     - the level of consumer product demand;

     - weather conditions;

     - domestic and foreign governmental regulations;

     - the price and availability of alternative fuels;

     - political conditions in natural gas and oil producing regions;

     - the domestic and foreign supply of natural gas and oil;

     - the price of foreign imports; and

     - overall economic conditions.

     Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we currently are not experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production. For the year ended December 31, 1998, sales to Cokinos Energy Corporation were 100% of our natural gas and oil revenues. Currently, all of our natural gas production is sold at current market prices to Columbia. Columbia generally is not required to pay us for our production until 60 to 90 days after we deliver the production. As a result, if Columbia were to default on its payment obligations to us for our production, we would be adversely affected. However, due to the availability of other markets and pipeline connections, we do not believe that the loss of Columbia or any other customer would adversely affect our ability to market our production.

     To date, we have not engaged in any hedging transactions to reduce the impact of fluctuations of natural gas and oil prices on our company. However, to reduce our exposure to fluctuations in the prices for natural gas and oil, we may in the future enter into hedging arrangements. Hedging arrangements may expose us to risk of financial loss in some circumstances including the following:

     - production is less than expected;

     - the other party to the hedging contract defaults on its contractual obligations; or

     - there is a change in the expected differential between the underlying price in the hedging agreement and actual prices reserved.

     In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and oil.

COMPETITION

     We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the Gulf of Mexico for a much longer time than our company has and have demonstrated the ability to operate through industry cycles.

REGULATION

     FEDERAL REGULATION OF SALES AND TRANSPORTATION OF NATURAL GAS. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

     Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission has recently begun a broad review of its transportation regulations, including how its regulations operate in conjunction with state proposals for retail natural gas marketing restructuring, whether to eliminate cost-of-service based rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation service policies may be appropriate to avoid a market bias toward short-term contracts. We cannot predict what action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

     The Outer Continental Shelf Lands Act requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission has opted not to impose the regulations of Order No. 509, in which the Federal Energy Regulatory Commission implemented the Outer Continental Shelf Lands Act, on gatherers and other non-jurisdictional entities, the Federal Energy Regulatory Commission has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the Outer Continental Shelf.

     Commencing in May 1994, the Federal Energy Regulatory Commission issued a series of orders that, among other matters, slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the Federal Energy Regulatory Commission's transportation policies, it does not have pervasive jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are most properly regulated by state authorities. This Federal Energy Regulatory Commission action may further encourage regulatory scrutiny of natural gas gathering by state agencies. We do not believe that we will be affected by the Federal Energy Regulatory Commission's new gathering policy any differently than other natural gas producers, gatherers and marketers.

     Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

     FEDERAL LEASES. A substantial portion of our operations are located on federal natural gas and oil leases, which are administered by the Minerals Management Service. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed Minerals Management Service regulations and orders pursuant to the Outer Continental Shelf Lands Act (which are subject to interpretation and change by the Minerals Management Service). For offshore operations, lessees must obtain Minerals Management Service approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or other surety can be substantial, and there is no assurance that bonds or other surety can be obtained in all cases. We currently have two supplemental bonds in place. Under some circumstances, the Minerals Management Service may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

     The Minerals Management Service has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This proposed rule would modify the valuation procedures for both arm's-length and non-arm's-length crude oil transactions, establish a new form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. We cannot predict what action the Minerals Management Service will take on this matter. We believe that these rules, if adopted as proposed, will not have a material impact on our financial condition, liquidity or results of operations.

     STATE AND LOCAL REGULATION OF DRILLING AND PRODUCTION. We own interests in properties located in the state waters of the Gulf of Mexico offshore Texas and Louisiana and occasionally may conduct operations in the state waters offshore Mississippi. These states regulate drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of natural gas and oil properties and establishment of maximum rates of production from natural gas and oil wells. Some states prorate production to the market demand for natural gas and oil.

     OIL PRICE CONTROLS AND TRANSPORTATION RATES. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. We do not believe that these regulations affect us any differently than other natural gas producers, gathers and marketers.

     ENVIRONMENTAL REGULATIONS. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the natural gas and oil industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

     The Oil Pollution Act of 1990 and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. Few defenses exist to the liability imposed by the Oil Pollution Act.

     The Oil Pollution Act also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act requires parties responsible for offshore facilities to provide financial assurance in the amount of $35 million to cover potential Oil Pollution Act liabilities. This amount can be increased up to $150 million if a study by the Minerals Management Service indicates that an amount higher than $35 million should be required. On August 11, 1998, the Minerals Management Service adopted a rule implementing these Oil Pollution Act financial responsibility requirements. We are in compliance with this new rule.

     The Oil Pollution Act also imposes other requirements, such as the preparation of an oil spill contingency plan. We have such a plan in place. We are also regulated by the Clean Water Act and similar state laws. The Clean Water Act prohibits any discharge into waters of the United States except in strict conformance with permits issued by federal and state agencies. Failure to comply with the ongoing requirements of these laws or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

     In addition, the Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     Our operations are also subject to regulation of air emissions under the Clean Air Act, comparable state and local requirements and the Outer Continental Shelf Lands Act. Implementation of these laws could lead to the gradual imposition of new air pollution control requirements on our operations. Therefore, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in natural gas and oil exploration and production activities.

     In addition, legislation has been proposed in Congress from time to time that would reclassify some natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the natural gas and oil industry in general. Initiatives to further regulate the disposal of natural gas and oil wastes are also pending in some states, and these various initiatives could have a similar impact on us.

     Our management believes that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

OPERATING HAZARDS AND INSURANCE

     The natural gas and oil business involves a variety of operating risks, including:

     - fires;

     - explosions;

     - blow-outs and surface cratering;

     - uncontrollable flows of underground natural gas, oil and formation water;

     - natural disasters;

     - pipe or cement failures;

     - casing collapses;

     - embedded oil field drilling and service tools;

     - abnormally pressured formations; and

     - environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

     If any of these events occur, we could incur substantial losses as a result of:

     - injury or loss of life;

     - severe damage to and destruction of property, natural resources and equipment;

     - pollution and other environmental damage;

     - clean-up responsibilities;

     - regulatory investigation and penalties;

     - suspension of our operations; and

     - repairs to resume operations.

     If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

     Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions, and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

     In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

EMPLOYEES

     At March 31, 1999, we had 29 full-time employees and four consultants, including geologists, geophysicists and engineers. We believe that our relationships with our employees are satisfactory. None of our employees are covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment. Independent contractors usually perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.

LEGAL PROCEEDINGS

     From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of our executive officers and directors.

NAME                                        AGE                    POSITION
----                                        ---                    --------
Roger L. Jarvis...........................  45    Chairman, President, Chief Executive
                                                  Officer and Director
James M. Alexander........................  47    Vice President, Chief Financial Officer
                                                  and Secretary
William D. Hubbard........................  55    Vice President -- Exploration
Kelly M. Barnes...........................  45    Vice President -- Land
Reidar Michaelsen.........................  55    Director
Bjarte Bruheim............................  43    Director
Howard H. Newman..........................  52    Director
Jeffrey A. Harris.........................  43    Director

     The following biographies describe the business experience of our executive officers and directors.

     ROGER L. JARVIS has served as President, Chief Executive Officer and Director of Spinnaker since 1996 and as Chairman of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis served as Chief Executive Officer, President and Principal of (American) Barrick Exploration from 1981 to 1986. In 1979, he co-founded an engineering and geological consulting firm, Lawson Engineering Incorporated, where he worked until 1981. From 1976 to 1979, Mr. Jarvis worked for Amoco Production Company as a petroleum engineer.

     JAMES M. ALEXANDER has served as Vice President, Chief Financial Officer and Secretary of Spinnaker since 1996. Mr. Alexander served as President of Alexander Consulting from 1992 to 1994, and again from 1995 to 1996. From 1994 to 1995, he served as Chief Financial Officer and then President of Enron Global Power and Pipeline L.L.C. Mr. Alexander also has served in various positions within the corporate finance departments of Howard, Weil, Labouisse, Friedrichs; Drexel Burnham Lambert; Lehman Brothers; and The First Boston Corporation. Mr. Alexander is a director of Dril-Quip, Inc.

     WILLIAM D. HUBBARD has served as Vice President -- Exploration of Spinnaker since 1996. He served as Senior Vice President -- Exploration at Global Natural Resources Corp. from 1992 to 1996, where he was responsible for both onshore and offshore exploration. From 1987 to 1992, Mr. Hubbard served as Vice
President -- Exploration at Adobe Resources Corporation, which merged into Santa Fe Energy Resources, Inc. in 1992.

     KELLY M. BARNES has served as Vice President -- Land of Spinnaker since 1997. From 1992 to 1997, he served as Vice President -- Land and Assistant Corporate Secretary of Global Natural Resources Corporation of Nevada and its affiliated corporations. Prior to joining Global Natural Resources Corporation of Nevada, Mr. Barnes held various managerial positions with Adobe Resources Corporation.

     REIDAR MICHAELSEN has served as a director of Spinnaker since 1996. He has served as the Chairman of the Board and Chief Executive Officer of PGS since 1993. He was President of PGS from 1991 to 1993. Mr. Michaelsen served as managing director of Norsk Vekst AAS from 1989 to 1991. He headed the Selmer Sande Group from 1986 to 1989 and was with Geco Geophysical Company, Inc., Houston from 1982 to 1986, reaching the position of managing director.

     BJARTE BRUHEIM has served as a director of Spinnaker since 1996. Mr. Bruheim has served as the President and Chief Operating Officer of PGS since March 1993 and was President of PGS Exploration

(U.S.), Inc. from 1991 to 1994. Mr. Bruheim was employed with Geco Geophysical Company, Inc., Houston from 1981 to 1991, most recently as Vice President, Marine Operations North/South America.

     HOWARD H. NEWMAN has served as a director of Spinnaker since 1996. Mr. Newman has been a Member and Managing Director of the investment firm of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1987. He is currently a member of that firm's Operating Committee. Prior to joining Warburg, he held various positions with Morgan Stanley & Co., Incorporated. Mr. Newman serves on the board of directors of ADVO, Inc., Newfield Exploration Company, EEX Corporation, RenaissanceRe Holdings, Ltd., Cox Insurance Holdings, Plc, Eagle Family Foods Holdings, Inc., and several private companies, including Encore Acquisition Partners, Inc.

     JEFFREY A. HARRIS has served as a director of Spinnaker since 1996. Mr. Harris has been a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. since 1988, where he has been employed since 1983. He is currently a member of that firm's Operating Committee. Mr. Harris serves on the board of directors of Industri-Matematik International, ECsoft Group plc, Knoll, Inc. and several privately held companies, including Lariat Petroleum, Inc.

     Our board of directors currently has five members. Our stockholders have entered into an agreement to elect our board of directors, electing two members designated by PGS, two members designated by Warburg and one member designated by our chief executive officer. This agreement will terminate on completion of this offering. Our directors are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Our executive officers serve at the discretion of our board of directors. Following this offering, we will appoint two independent directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee.

  AUDIT COMMITTEE

     The audit committee currently consists of Messrs. Michaelsen, Bruheim, Newman and Harris. The audit committee is responsible for:

     - recommending the selection of our independent accountants;

     - reviewing and approving the scope of our independent accountants' audit activity and extent of non-audit services;

     - reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

     - reviewing our financial statements with management and the independent accountants and exercising general oversight of our financial reporting process; and

     - reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

  COMPENSATION COMMITTEE

     The compensation committee currently consists of Messrs. Michaelsen, Bruheim, Newman and Harris. This committee's responsibilities include:

     - administering and granting awards under our 1998 Stock Option Plan;

     - reviewing the compensation of our Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

     - examining periodically our general compensation structure; and

     - supervising our welfare and pension plans and compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. Prior to July 1998, compensation matters were addressed by our entire board of directors, on which Mr. Jarvis serves. Mr. Jarvis purchased shares of our common stock and preferred stock in 1996, 1997 and 1998. Mr. Jarvis also is a party to an agreement pursuant to which we granted him registration rights for those shares. For a description of these transactions, please read "Certain Transactions."

COMPENSATION OF DIRECTORS

     We paid no compensation to any outside director in 1998. Following this offering, directors who are not our employees will receive directors fees to be determined by the board of directors.

EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation of our Chief Executive Officer, and each of our three other most highly compensated executive officers (the "named executive officers") for 1998:

                        1998 SUMMARY COMPENSATION TABLE

                                                                     ANNUAL
                                                                COMPENSATION(1)
                                                               ------------------
NAME AND PRINCIPAL POSITION                                     SALARY     BONUS
---------------------------                                    --------   -------
Roger L. Jarvis, Chairman, President and Chief Executive
  Officer...................................................   $265,000   $91,498
James M. Alexander, Vice President, Chief Financial Officer
  and Secretary.............................................    184,000    67,342
William D. Hubbard, Vice President-Exploration..............    175,000    56,042
Kelly M. Barnes, Vice President-Land........................    118,000    37,789

---------------

(1) Amounts exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer.

STOCK OPTION GRANTS

     Since our inception, our named executive officers were granted the following options:

     - Mr. Jarvis was granted options to purchase 304,000 shares at $10.00 per share and 192,000 shares at $31.25 per share in December 1996;

     - Mr. Alexander was granted options to purchase 121,600 shares at $10.00 per share and 76,800 shares at $31.25 per share in December 1996;

     - Mr. Hubbard was granted options to purchase 76,000 shares at $10.00 per share and 48,000 shares at $31.25 per share in April 1997; and

     - Mr. Barnes was granted options to purchase 34,200 shares at $10.00 per share and 21,600 shares at $31.25 per share in April 1997 and 15,000 shares at $31.25 per share in January 1999.

     The options granted to each of our named executive officers vest 20% on the grant date and 20% on each anniversary of the grant date.

     In addition, if Mr. Jarvis or Mr. Alexander terminates his employment with us for good reason, all of the options granted to him will become immediately exercisable. If we terminate Mr. Jarvis or

Mr. Alexander without cause, he may exercise the number of options to which he would otherwise be entitled under the vesting schedule of the options described above plus an additional 20%. For other general terms of these options, please read "-- 1998 Stock Option Plan."

EMPLOYMENT AGREEMENTS

     Mr. Jarvis entered into an employment agreement with our company effective December 20, 1996. The agreement provides that Mr. Jarvis will receive a minimum annual base salary equal to $250,000. Under the agreement, Mr. Jarvis also may receive bonuses, at the discretion of the board of directors, and will be allowed to participate in all benefit plans offered by our company to similarly situated employees.

     Either the board of directors or Mr. Jarvis can terminate the employment agreement at any time. If the employment agreement, which has an initial term ending on December 31, 2000, is not terminated on or before December 15, 2000, and on or before each December 15th thereafter, the term of the agreement shall automatically be extended for one additional year. If we terminate the employment agreement prior to the expiration of the initial term without cause or if Mr. Jarvis terminates his employment prior to the expiration of the initial term for good reason, then we will continue to pay his then current base salary and continue, at our cost, his coverages under our group health plans, for the greater of the balance of the initial term or one year.

     Mr. Alexander entered into an employment agreement with our company effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $175,000. The other terms of Mr. Alexander's employment agreement are substantially similar to the terms of Mr. Jarvis' employment agreement.

     Mr. Hubbard entered into an employment agreement with our company effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $165,000. The other terms of Mr. Hubbard's employment agreement are substantially similar to the terms of the employment agreements described above. However, on December 31, 1998, Mr. Hubbard's employment agreement became a year-to-year employment agreement. As a result, if his employment is not terminated before December 15, 1999, and on each year thereafter, the term of the agreement will automatically be extended for one additional year.

     Mr. Barnes entered into an employment agreement with our company effective December 20, 1996. The agreement provides that he will receive a minimum annual base salary equal to $110,000. The other terms of Mr. Barnes' employment agreement are substantially similar to the terms of Mr. Hubbard's employment agreement.

1998 STOCK OPTION PLAN

     In January 1998, we adopted a stock option plan. The plan permits grants of both incentive stock options and nonqualified stock options. No option will be treated as an incentive stock option unless the purchase price equals or exceeds the fair market value of common stock subject to the option on the grant date for the option. The stock option plan authorizes for issuance 1,419,980 shares of our common stock, with adjustment in the case of changes in our capitalization affecting the options. The compensation committee of our board of directors administers the plan. Unless terminated by our board of directors, the plan continues for 10 years from the date of adoption.

     The purchase price of an aggregate of 761,520 shares of common stock issuable under options authorized under the plan is $10.00 per share, and the purchase price of an aggregate of 658,460 shares of common stock issuable under options authorized under the plan is $31.25 per share. Messrs. Jarvis and Alexander were granted stock appreciation rights in connection with their options. On July 12, 1999, Messrs. Jarvis and Alexander each amended his stock appreciation rights to take effect after the earlier of a qualified public offering or his death or permanent disability.

     In the event of certain significant changes in our company, all options then outstanding generally will become immediately exercisable in full. Significant changes include:

     - any merger, consolidation or other reorganization in which Spinnaker is not the surviving entity, or which Spinnaker survives, but only as a subsidiary of an entity;

     - any sale, lease or exchange of all or substantially all our assets;

     - the dissolution and liquidation of Spinnaker; or

     - a change in control of Spinnaker.

     This offering does not constitute a significant change in our company under the plan.

     At July 15, 1999, we had outstanding options to purchase a total of 1,312,625 shares of common stock, of which 760,000 are exercisable at $10.00 per share and 552,625 are exercisable at $31.25 per share. All outstanding options are currently exercisable for a term of up to 10 years from the date of each grant.

                              CERTAIN TRANSACTIONS

     Following is a discussion of certain transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of common stock.

REGISTRATION RIGHTS

     We, PGS, Warburg and our other stockholders, together holding 100% of our common stock prior to this offering, are parties to a registration rights agreement. This registration rights agreement is described under "Description of Capital Stock -- Registration Rights."

PGS DATA AGREEMENT

     On December 20, 1996, we entered into the data agreement with PGS. We amended the agreement as of January 6, 1998 when we converted from a limited liability company to a corporation. We amended the agreement again as of June 30, 1999 to modify the amount, type and geographic coverage of the data and related information made available to us. In connection with that second amendment we issued 500,000 shares of common stock to PGS. The PGS data agreement, as amended, is described under "Business -- PGS Data Agreement." In addition, we paid to PGS $45,500 in 1997 and $78,000 in 1998 for seismic related services.

INVESTMENTS IN OUR COMPANY

     Since our inception, our executive officers, directors and 5% stockholders have invested cash and other property in our company in exchange for shares of our preferred stock and our common stock. The following table summarizes the shares of our common stock and preferred stock purchased from us by our executive officers, directors and 5% stockholders since our inception.

EXECUTIVE OFFICERS,                                           PREFERRED    COMMON
DIRECTORS AND 5% STOCKHOLDERS                                   STOCK       STOCK
-----------------------------                                 ---------   ---------
Warburg, Pincus Ventures, L.P.(1)...........................  2,399,500     500,000
Petroleum Geo-Services ASA(2)...............................    599,500   1,948,600
Roger L. Jarvis(3)..........................................     12,768      67,200
James M. Alexander(4).......................................      5,107      12,800
William D. Hubbard(5).......................................      3,192       8,000
Kelly M. Barnes(6)..........................................      1,436       3,600

---------------

(1) Warburg paid us approximately $60 million for the shares listed above. Excludes 18,750 shares of common stock that are deliverable to Warburg as consideration for Warburg's agreement to guarantee a portion of our obligations under our credit facility. Please read "-- Credit Agreement." Two of our directors, Howard H. Newman and Jeffrey A. Harris, are affiliated with Warburg. Please see "Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Newman's and Harris' affiliations with Warburg.

(2) PGS received the shares listed above as consideration for the rights granted to us under the PGS Data Agreement and for an additional $15 million. Please read "Business -- PGS Data Agreement" for a description of the PGS Data Agreement. Excludes 18,750 shares of common stock that are deliverable to PGS as consideration for PGS' agreement to guarantee a portion of our obligations under our credit facility. Please read "-- Credit Agreement." Two of our directors, Reidar Michaelsen and Bjarte Bruheim, are affiliated with PGS. Please read "-- Security Ownership of Management and Certain Beneficial Owners" for a description of Messrs. Michaelsen and Bruheim's affiliations with PGS.

(3) As consideration for the shares listed above, Mr. Jarvis paid us approximately $70,270 in cash and contributed to our company the intangible assets owned by him associated with his creation of our company, including rights to our company's name and related patents, copyrights and goodwill. Mr. Jarvis has sold 24,400 shares of common stock to employees of our company.

(4) Mr. Alexander paid us approximately $128,000 for the shares listed above.

(5) Mr. Hubbard paid us approximately $80,000 for the shares listed above.

(6) Mr. Barnes paid us approximately $36,000 for the shares listed above.

     Each of the persons named in the table above will convert all of their
shares of preferred stock into           shares of common stock upon
consummation of our initial public offering. In addition, Warburg, PGS, Mr. Jarvis and Mr. Alexander have agreed to receive additional shares of our common stock upon consummation of our initial public offering in lieu of receiving accrued cash dividends on the preferred stock. For purposes of determining the number of shares of common stock that each person will receive in lieu of the cash dividends, the common stock to be issued to these persons will be valued at the initial public offering price less the underwriters' discounts and commissions per share.

CREDIT AGREEMENT

     In September 1998, we entered into a $85.0 million credit agreement with Credit Suisse First Boston, New York Branch, Bank of Montreal and Bank of America, N.A. (formerly NationsBank, N.A.) each of which is an affiliate of one of the underwriters for this offering. Borrowings under the credit agreement were used to fund exploration and development activities. The credit agreement is secured by substantially all of our assets, including our interests in our natural gas and oil properties, and supported by guarantees of PGS and Warburg, our principal stockholders. The initial stockholder guarantee for the credit agreement was $75.0 million, split evenly between PGS and Warburg. On a semi-annual basis, our proved reserves are required to be evaluated to redetermine the borrowing base. If the borrowing base increases, the guarantees are decreased dollar for dollar permanently. Up to 75% of the net proceeds from the offering must be used to prepay the loans outstanding under the credit agreement, first to ratably prepay the loans guaranteed by PGS and Warburg until those loans are paid in full and then to prepay any other loans outstanding under the credit agreement. The commitments of the tranches guaranteed by PGS and Warburg will be reduced permanently by the amount prepaid. If payments are made under a guarantee, the balance due to the guarantor is immediately and automatically converted to equity in our company.

     The credit agreement is comprised of three tranches, each with a specified interest rate. The weighted average interest rate for the PGS and Warburg tranches for the year ended December 31, 1998 was 5.7%, and the weighted average interest rate for the borrowing base tranche for the year ended December 31, 1998 was 8.2%. The overall weighted average interest rate for borrowings outstanding under the credit agreement for the year ended December 31, 1998 was 6.5%. At June 30, 1999, borrowings outstanding under the credit agreement were $64.0 million, of which $59.0 million was guaranteed by PGS and Warburg. The credit agreement matures on December 31, 1999.

     We are obligated to pay Warburg and PGS a fee for their agreeing to guarantee our obligations under the credit agreement equal to two percent per year of the total amount they have offered to guarantee (currently $75.0 million) whether the amount is outstanding or not, payable in shares of our common stock valued at $30.00 per share. The guarantees will terminate on the completion of this offering.

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL HOLDERS

     The following table presents information regarding beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of common stock in this offering by:

     - each person who we know owns beneficially more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and each of our three other most highly compensated executive officers; and

     - all our executive officers and directors as a group.

     Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each stockholder is the same as our address. This table excludes those shares of common stock to be issued to holders of approximately 99.7% of our preferred stock in lieu of payment of accrued cash dividends on completion of this offering.

                                                                 BENEFICIAL OWNERSHIP(2)
                                                       --------------------------------------------
                                                                               PERCENT
                                                                   --------------------------------
BENEFICIAL OWNER(1)                                     SHARES     BEFORE OFFERING   AFTER OFFERING
-------------------                                    ---------   ---------------   --------------
Warburg, Pincus Ventures, L.P.(3)....................  2,918,250        52.1%
Petroleum Geo-Services ASA(4)........................  2,566,850        45.9
Roger L. Jarvis......................................    353,168         6.0
James M. Alexander...................................    136,947         2.4
William D. Hubbard...................................     85,592         1.5
Kelly M. Barnes......................................     41,516           *
Reidar Michaelsen(4).................................  2,566,850        36.9
Bjarte Bruheim(4)....................................  2,566,850        36.9
Howard H. Newman(3)..................................  2,918,250        52.1
Jeffrey A. Harris(3).................................  2,918,250        52.1
All executive officers and directors as a group (8
  persons)...........................................  6,102,323        99.6

---------------

 *  Represents beneficial ownership of less than 1%.

(1) The address of Warburg and Messrs. Newman and Harris is 466 Lexington Avenue, 10th Floor, New York, New York 10017. The address of PGS and Messrs. Michaelsen and Bruheim is Strandvein 50E, P.O. Box 89, N-1325, Lysaker, Norway.

(2) Under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of these shares, whether or not he has any pecuniary interest in these shares, or if he has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. The shares owned by Messrs. Jarvis, Alexander, Hubbard and Barnes include 297,600, 119,040, 74,400 and 36,480 shares, respectively, that may be acquired within 60 days through the exercise of stock options.

(3) The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership. E. M. Warburg, Pincus & Co., LLC, a New York limited liability company, manages Warburg. The members of
    E. M. Warburg, Pincus & Co., LLC are substantially the same as the partners of Warburg, Pincus & Co. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of E. M. Warburg, Pincus & Co., LLC and may be deemed to control both Warburg, Pincus & Co. and E. M. Warburg, Pincus & Co., LLC. Messrs. Newman and Harris are Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co. As such, Messrs. Newman and Harris may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg. Messrs. Newman and Harris disclaim beneficial ownership of the shares owned by Warburg.

(4) The shares are owned directly by PGS or by a wholly owned subsidiary of PGS. Mr. Michaelsen serves as Chairman of the Board and Chief Executive Officer and Mr. Bruheim serves as President and Chief Operating Officer of PGS. As such, Messrs. Michaelsen and Bruheim may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by PGS. Messrs. Michaelsen and Bruheim disclaim beneficial ownership of the securities owned by PGS.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 11,000,000 shares of common stock, par value $.01 per share, and 3,030,920 shares of preferred stock, par value $.01 per share. As of June 30, 1999, we had outstanding 2,566,100 shares of common stock and 3,030,920 shares of preferred stock. Immediately prior to completion of this offering, each outstanding share of our preferred stock will be converted into one share of common stock. On completion of this offering, we
will have outstanding           shares of common stock and no shares of
preferred stock.

COMMON STOCK

     Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our stockholders, including the election of our directors. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

     Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

     - adopt resolutions to issue preferred stock in one or more classes or series;

     - fix or change the number of shares constituting any class or series of preferred stock; and

     - establish or change the rights of the holders of any class or series of preferred stock.

     The rights any class or series of preferred stock may evidence may include:

     - general or special voting rights;

     - preferential liquidation or preemptive rights;

     - preferential cumulative or noncumulative dividend rights;

     - redemption or put rights; and

     - conversion or exchange rights.

     We may issue shares of, or rights to purchase, preferred stock the terms of which might:

     - adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

     - discourage an unsolicited proposal to acquire us; or

     - facilitate a particular business combination involving us.

     Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

REGISTRATION RIGHTS

     We, PGS, Warburg and our other stockholders are parties to a registration rights agreement. That agreement grants PGS and Warburg the right to require us to file a registration statement covering all or part of their shares at our expense, subject to the following restrictions:

     - we are not required to respond to a request until 180 days after the closing of this offering;

     - we are not required to register the shares if PGS or Warburg proposes to sell them at an aggregate price to the public of less than $20 million;

     - we are not required to effect more than one requested registration for an underwritten offering in any six-month period; and

     - we generally are not required to effect more than two requested registrations for underwritten offerings and more than one requested registration covering the resale of securities for either PGS or Warburg unless we are then eligible to register the requested sale on SEC Form S-3.

     Our stockholders also have rights to include their shares, at our expense, in a registration statement filed by us for purposes of a public offering. An underwriter participating in these offerings may limit the number of shares offered, and the number will be allocated first to us, then to our stockholders on a pro rata basis.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with our company for three years following the time that the person becomes an interested stockholder. These restrictions do not apply if:

     - before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

     - upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

     In addition, the law does not apply to interested stockholders, such as PGS and Warburg, who become interested stockholders before common stock of the company is listed on The Nasdaq Stock Market's National Market.

     The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     LIMITATION OF LIABILITY. Delaware law authorizes corporations to limit or eliminate the personal liability of their officers and directors to them and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty in such capacity, except for liability

     - for any breach of the director's duty of loyalty to our company or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

     INDEMNIFICATION. Delaware law also authorizes corporations to indemnify its officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because such individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

     Our bylaws provide that our officers and directors will be indemnified by our company for liabilities arising because such individual was an officer or director of our company to the fullest extent permitted by Delaware law. Our bylaws also provide that we may, by action of our board of directors, provide similar indemnification to our employees and agents.

     The inclusion of these provisions in our certificate of incorporation and our bylaws may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders.

     These provisions in our certificate of incorporation and bylaws do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws for violations thereof.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is           .

                        SHARES ELIGIBLE FOR FUTURE SALE

     On completion of this offering, we will have           shares of common
stock outstanding, or           shares if the underwriters' over-allotment
option is exercised in full. Of these outstanding shares of common stock, the shares sold in this offering will be freely tradeable without restriction. Any shares sold on exercise of the underwriters' over-allotment option also would be freely tradeable. None of the remaining outstanding shares of common stock have been registered under the Securities Act, which means that they may be resold only in transactions registered under the Securities Act or exempt from registration. However, holders of 5,574,803 shares of the remaining outstanding common stock have agreed with the underwriters not to sell any of these shares for a period of 180 days after the date of this prospectus, subject to certain exceptions.

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated, 1999, we have agreed to sell to the underwriters named below the following respective numbers of shares of common stock:

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Banc of America Securities LLC..............................
Prudential Securities Incorporated..........................
Nesbitt Burns Securities Inc. ..............................
                                                               ------
          Total.............................................
                                                               ======

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  payable by us............................     $                $                $                $
Expenses payable by us.....................     $                $                $                $

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We intend to use more than 50% of the net proceeds from the sale of our common stock to repay indebtedness owed by us to Credit Suisse First Boston, New York Branch, Bank of America, N.A. and Bank of Montreal, each an affiliate of one of the underwriters. Credit Suisse First Boston, New York Branch, is an affiliate of Credit Suisse First Boston Corporation, Bank of America is an affiliate of Banc of America Securities LLC and Bank of Montreal is an affiliate of Nesbitt Burns Securities Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the common stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Donaldson, Lufkin & Jenrette Securities Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Donaldson,

Lufkin & Jenrette Securities Corporation. We have agreed to pay $5,000 to Donaldson, Lufkin & Jenrette Securities Corporation as compensation for its services as qualified independent underwriter in this offering.

     The underwriters decided to participate in the distribution of common stock in this offering independent of their affiliates who currently are lenders to our company and who will receive a portion of the net proceeds of this offering. The lenders affiliated with underwriters in this offering had no involvement in determining whether or when to sell common stock in this offering or the terms of this offering. Excluding the proceeds to the lenders affiliated with underwriters as previously described, the underwriters will not receive any benefit from this offering other than their portions of the underwriting discounts and commissions described in this prospectus.

     We, Warburg, PGS and our officers and directors have agreed not to offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except, in our case, issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

     We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SPNX."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. The principal factors considered in determining the initial public offering price include:

     - the information in this prospectus and available to the underwriters;

     - the history of and prospects for the industry in which we compete;

     - the ability of our management;

     - our past results of operations and the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Baker & Botts, L.L.P., Houston, Texas, as counsel for the underwriters.

                                    EXPERTS

     The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The estimated reserve evaluations and related calculations of Ryder Scott Company Petroleum Engineers, independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statement and other information at the SEC's Public Reference Room and regional offices or through its Internet site. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                     GLOSSARY OF NATURAL GAS AND OIL TERMS

     The following is a description of the meanings of some of the natural gas and oil industry terms used in this prospectus. The meanings of the terms "proved reserves," "proved developed reserves," "proved developed producing reserves," "proved developed non-producing reserves" and "proved undeveloped reserves" are provided in Appendix A to this prospectus.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Block. A block depicted on the Outer Continental Shelf Leasing and Official Protraction Diagrams issued by the U.S. Mineral Management Services or a similar depiction on official protraction or similar diagrams issued by a state bordering on the Gulf of Mexico.

     Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     Completion. The installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

     Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

     Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

     Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Lead. A specific geographic area which, based on supporting geological, geophysical or other data, is deemed to have potential for the discovery of commercial hydrocarbons.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     MMBls. One million barrels of crude oil or other liquid hydrocarbons.

     MMBtu. One million British Thermal Units.

     MMcf. One million cubic feet.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

     Net feet of pay. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                         SPINNAKER EXPLORATION COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
  and March 31, 1999 (unaudited)............................    F-3
Consolidated Statements of Operations for the period from
  Inception (December 20, 1996) through December 31, 1996,
  for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998 (unaudited) and 1999
  (unaudited)...............................................    F-4
Consolidated Statements of Equity for the period from
  Inception (December 20, 1996) through December 31, 1996,
  for the years ended December 31, 1997 and 1998 and for the
  three months ended March 31, 1999 (unaudited).............    F-5
Consolidated Statements of Cash Flows for the period from
  Inception (December 20, 1996) through December 31, 1996,
  for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998 (unaudited) and 1999
  (unaudited)...............................................    F-6
Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Spinnaker Exploration Company:

     We have audited the accompanying consolidated balance sheets of Spinnaker Exploration Company (a Delaware corporation), as of December 31, 1997 and 1998, and the related consolidated statements of operations, equity and cash flows for the period from inception (December 20, 1996) through December 31, 1996 and for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of Spinnaker Exploration Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spinnaker Exploration Company, as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (December 20, 1996) through December 31, 1996, and for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
April 13, 1999

                         SPINNAKER EXPLORATION COMPANY

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS EXCEPT UNIT/SHARE DATA)

                                     ASSETS

                                                                                      AS OF
                                                              AS OF DECEMBER 31,    MARCH 31,
                                                              ------------------   -----------
                                                               1997       1998        1999
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 2,682   $  2,141    $    304
  Accounts receivable.......................................    3,603      3,821       8,135
  Other.....................................................       63        775       2,390
                                                              -------   --------    --------
         Total current assets...............................    6,348      6,737      10,829
                                                              -------   --------    --------
PROPERTY AND EQUIPMENT:
  Oil and gas, on the basis of full-cost accounting --
    Proved properties.......................................    6,452     71,091      85,711
    Unproved properties and properties under development,
       not being amortized..................................    7,544     28,383      30,200
  Furniture and fixtures....................................    1,940      2,798       2,921
                                                              -------   --------    --------
                                                               15,936    102,272     118,832
  Less -- Accumulated depreciation, depletion and
    amortization............................................     (484)    (6,665)     (8,504)
                                                              -------   --------    --------
         Total property and equipment.......................   15,452     95,607     110,328
                                                              -------   --------    --------
OTHER ASSETS:
  Organization costs and other, net.........................      558        425         825
                                                              -------   --------    --------
         Total assets.......................................  $22,358   $102,769    $121,982
                                                              =======   ========    ========
                                    LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................  $ 2,096   $ 18,378    $ 10,580
  Short-term debt...........................................       --     19,000      47,000
                                                              -------   --------    --------
         Total current liabilities..........................    2,096     37,378      57,580
                                                              -------   --------    --------
ACCRUED PREFERRED DIVIDENDS PAYABLE.........................    1,383      8,478      10,971
OTHER LONG-TERM LIABILITIES.................................       --         --         795
COMMITMENTS AND CONTINGENCIES (Note 11)
EQUITY:
  Preferred units, without par value; authorized 3,030,720
    units; issued 958,921 units at December 31, 1997; stated
    value $25 (net of issuance costs of $1,291).............   22,682         --          --
  Preferred stock, $.01 par value; authorized 3,030,920
    shares; issued 3,030,920 shares at December 31, 1998 and
    March 31, 1999..........................................       --         30          30
  Common units, without par value; authorized 7,350,720
    units; 1,980,000 units outstanding at December 31,
    1997....................................................       --         --          --
  Common stock, $.01 par value; authorized 11,000,000
    shares; 2,041,100 shares and 2,053,600 shares
    outstanding at December 31, 1998 and March 31, 1999,
    respectively............................................       --         20          20
  Additional paid-in capital................................       29     74,649      74,874
  Accumulated deficit.......................................   (3,832)   (17,786)    (22,288)
                                                              -------   --------    --------
         Total equity.......................................   18,879     56,913      52,636
                                                              -------   --------    --------
         Total liabilities and equity.......................  $22,358   $102,769    $121,982
                                                              =======   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (IN THOUSANDS EXCEPT UNIT/SHARE AND PER UNIT/SHARE DATA)

                                                  FOR THE PERIOD
                                                  FROM INCEPTION        FOR THE YEAR ENDED       FOR THE THREE MONTHS
                                               (DECEMBER 20, 1996)         DECEMBER 31,             ENDED MARCH 31,
                                               THROUGH DECEMBER 31,   -----------------------   -----------------------
                                                       1996              1997         1998         1998         1999
                                               --------------------   ----------   ----------   ----------   ----------
                                                                                                      (UNAUDITED)
REVENUES.....................................       $       --        $      201   $    3,298   $      249   $    1,839
                                                    ----------        ----------   ----------   ----------   ----------
EXPENSES:
  Depreciation, depletion and amortization --
    natural gas & oil properties.............               --                68        2,738          104        1,617
  Impairment of natural gas & oil
    properties...............................               --                --        2,642           --           --
  Depreciation and amortization -- other.....               10               349          437           62           47
  General and administrative.................              318             1,965        3,809        1,030        1,128
  Lease operating expenses...................               --                72          474           68          240
                                                    ----------        ----------   ----------   ----------   ----------
        Total expenses.......................              328             2,454       10,100        1,264        3,032
                                                    ----------        ----------   ----------   ----------   ----------
LOSS FROM OPERATIONS.........................             (328)           (2,253)      (6,802)      (1,015)      (1,193)
                                                    ----------        ----------   ----------   ----------   ----------
OTHER INCOME (EXPENSE):
  Interest income............................               --                91          221           56           46
  Interest expense...........................               --                --         (516)          --         (874)
  Capitalized interest.......................               --                --          237           --          407
                                                    ----------        ----------   ----------   ----------   ----------
        Total other income (expense).........               --                91          (58)          56         (421)
                                                    ----------        ----------   ----------   ----------   ----------
LOSS BEFORE INCOME TAXES.....................             (328)           (2,162)      (6,860)        (959)      (1,614)
  Income tax provision.......................               --                --           --           --           --
                                                    ----------        ----------   ----------   ----------   ----------
LOSS BEFORE CUMULATIVE EFFECT OF
CHANGE IN ACCOUNTING PRINCIPLE...............             (328)           (2,162)      (6,860)        (959)      (1,614)
  Cumulative effect of change in accounting
    principle (Note 2).......................               --                --           --           --         (395)
                                                    ----------        ----------   ----------   ----------   ----------
NET LOSS.....................................             (328)           (2,162)      (6,860)        (959)      (2,009)
ACCRUAL OF DIVIDENDS ON PREFERRED
  UNITS/STOCK................................              (16)           (1,326)      (7,094)        (895)      (2,493)
                                                    ----------        ----------   ----------   ----------   ----------
NET LOSS AVAILABLE TO COMMON
  UNITHOLDERS/STOCKHOLDERS...................       $     (344)       $   (3,488)  $  (13,954)  $   (1,854)  $   (4,502)
                                                    ==========        ==========   ==========   ==========   ==========
BASIC LOSS PER COMMON UNIT/SHARE:
  Loss before cumulative effect of change in
    accounting principle.....................       $    (0.17)       $    (1.76)  $    (6.88)  $    (0.92)  $    (2.01)
  Cumulative effect of change in accounting
    principle................................               --                --           --           --        (0.19)
                                                    ----------        ----------   ----------   ----------   ----------
NET LOSS PER COMMON UNIT/SHARE...............       $    (0.17)       $    (1.76)  $    (6.88)  $    (0.92)  $    (2.20)
                                                    ==========        ==========   ==========   ==========   ==========
DILUTED LOSS PER COMMON UNIT/SHARE:
  Loss before cumulative effect of change in
    accounting principle.....................       $    (0.17)       $    (1.76)  $    (6.88)  $    (0.92)  $    (2.01)
  Cumulative effect of change in accounting
    principle................................               --                --           --           --        (0.19)
                                                    ----------        ----------   ----------   ----------   ----------
NET LOSS PER COMMON UNIT/SHARE:..............       $    (0.17)       $    (1.76)  $    (6.88)  $    (0.92)  $    (2.20)
                                                    ==========        ==========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON
  UNITS/SHARES OUTSTANDING:
  Basic......................................        1,980,000         1,980,000    2,029,510    2,025,900    2,047,350
                                                    ==========        ==========   ==========   ==========   ==========
  Diluted....................................        1,980,000         1,980,000    2,029,510    2,025,900    2,047,350
                                                    ==========        ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                       CONSOLIDATED STATEMENTS OF EQUITY
        (IN THOUSANDS EXCEPT UNITS/SHARES AND UNIT/SHARE DIVIDEND DATA)

                                      UNITS/SHARES            PAR VALUE                         ADDITIONAL   UNITHOLDER/
                                  ---------------------   ------------------   PREFERRED UNIT    PAID-IN     STOCKHOLDER
                                  PREFERRED    COMMON     PREFERRED   COMMON   SUBSCRIPTIONS     CAPITAL     RECEIVABLES
                                  ---------   ---------   ---------   ------   --------------   ----------   -----------
Issuance of preferred and common
  units.........................    198,921   1,980,000      $--       $--        $ 54,480       $    29      $(50,798)
  Net loss......................         --          --       --        --              --            --            --
  Preferred unit dividends ($3
     per preferred unit)........         --          --       --        --              --            --            --
                                  ---------   ---------      ---       ---        --------       -------      --------
Balance, December 31, 1996......    198,921   1,980,000       --        --          54,480            29       (50,798)
  Net loss......................         --          --       --        --              --            --            --
  Preferred unit dividends ($3
     per preferred unit)........         --          --       --        --              --            --            --
  Preferred unit payments.......    760,000          --       --        --              --            --        19,000
                                  ---------   ---------      ---       ---        --------       -------      --------
Balance, December 31, 1997......    958,921   1,980,000       --        --          54,480            29       (31,798)
  Conversion to Spinnaker
     Exploration Company........         --      48,600       10        20         (54,480)       54,450            --
                                  ---------   ---------      ---       ---        --------       -------      --------
                                    958,921   2,028,600       10        20              --        54,479       (31,798)
  Net loss......................         --          --       --        --              --            --            --
  Common Stock issuance.........         --      12,500       --                        --           188            --
  Preferred stock
     subscriptions..............         --          --       --        --              --        19,982       (19,982)
  Preferred stock dividends ($3
     per share).................         --          --       --        --              --            --            --
  Preferred stock payments......  2,071,999          --       20        --              --            --        51,780
                                  ---------   ---------      ---       ---        --------       -------      --------
Balance, December 31, 1998......  3,030,920   2,041,100       30        20              --        74,649            --
  Net loss (unaudited)..........         --          --       --        --              --            --            --
  Common Stock issuance
     (unaudited)................         --      12,500       --        --              --           225            --
  Preferred stock dividends ($3
     per share) (unaudited).....         --          --       --        --              --            --            --
                                  ---------   ---------      ---       ---        --------       -------      --------
Balance, March 31, 1999
  (unaudited)...................  3,030,920   2,053,600      $30       $20        $     --       $74,874      $     --
                                  =========   =========      ===       ===        ========       =======      ========


                                  ACCUMULATED
                                    DEFICIT      TOTAL
                                  -----------   -------
Issuance of preferred and common
  units.........................   $     --     $ 3,711
  Net loss......................       (328)       (328)
  Preferred unit dividends ($3
     per preferred unit)........        (16)        (16)
                                   --------     -------
Balance, December 31, 1996......       (344)      3,367
  Net loss......................     (2,162)     (2,162)
  Preferred unit dividends ($3
     per preferred unit)........     (1,326)     (1,326)
  Preferred unit payments.......         --      19,000
                                   --------     -------
Balance, December 31, 1997......     (3,832)     18,879
  Conversion to Spinnaker
     Exploration Company........         --          --
                                   --------     -------
                                     (3,832)     18,879
  Net loss......................     (6,860)     (6,860)
  Common Stock issuance.........         --         188
  Preferred stock
     subscriptions..............         --          --
  Preferred stock dividends ($3
     per share).................     (7,094)     (7,094)
  Preferred stock payments......         --      51,800
                                   --------     -------
Balance, December 31, 1998......    (17,786)     56,913
  Net loss (unaudited)..........     (2,009)     (2,009)
  Common Stock issuance
     (unaudited)................         --         225
  Preferred stock dividends ($3
     per share) (unaudited).....     (2,493)     (2,493)
                                   --------     -------
Balance, March 31, 1999
  (unaudited)...................   $(22,288)    $52,636
                                   ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                 FOR THE PERIOD
                                                 FROM INCEPTION
                                                 (DECEMBER 20,        YEAR ENDED           THREE MONTHS
                                                 1996) THROUGH       DECEMBER 31,         ENDED MARCH 31,
                                                  DECEMBER 31,    -------------------   -------------------
                                                      1996          1997       1998       1998       1999
                                                 --------------   --------   --------   --------   --------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................     $  (328)      $ (2,162)  $ (6,860)  $   (959)  $ (2,009)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating
    activities --
    Depletion, depreciation and amortization...         277            417      3,175        166      1,664
    Impairment of oil and gas properties.......          --             --      2,642         --         --
    Cumulative effect of change in accounting
      principle................................          --             --         --         --        395
    Change in components of working capital --
      (Increase)/decrease in accounts
      receivable...............................         (10)        (3,593)      (218)     2,594     (4,314)
      Increase/(decrease) in accounts payable
         and accrued liabilities...............       1,858            (63)      (896)    (1,529)     6,202
      Change in other current assets and
         other.................................      (1,797)           (93)      (524)      (594)    (1,390)
                                                    -------       --------   --------   --------   --------
         Net cash provided by (used in)
           operating activities................          --         (5,494)    (2,681)      (322)       548
                                                    -------       --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Oil and gas properties.......................          --        (13,638)   (84,823)   (17,175)   (16,262)
  Change in property related payables..........          --            342     17,178     11,675    (14,000)
  Purchase of furniture and fixtures...........          --         (1,940)      (858)      (597)      (123)
                                                    -------       --------   --------   --------   --------
         Net cash used in investing
           activities..........................          --        (15,236)   (68,503)    (6,097)   (30,385)
                                                    -------       --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings.....................          --             --     19,000         --     28,000
  Proceeds from issuance of preferred stock,
    net........................................          --             --     51,643     11,000         --
  Preferred unit subscription payments, net....       4,578         18,834         --         --         --
                                                    -------       --------   --------   --------   --------
         Net cash provided by financing
           activities..........................       4,578         18,834     70,643     11,000     28,000
                                                    -------       --------   --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................       4,578         (1,896)      (541)     4,581     (1,837)
CASH AND CASH EQUIVALENTS, beginning of
  period.......................................          --          4,578      2,682      2,682      2,141
                                                    -------       --------   --------   --------   --------
CASH AND CASH EQUIVALENTS, end of period.......     $ 4,578       $  2,682   $  2,141   $  7,263   $    304
                                                    =======       ========   ========   ========   ========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid for interest, net of amounts
    capitalized................................     $    --       $     --   $     84   $     --   $    152
  Cash paid for income taxes...................          --             --         --         --         --

  The accompanying notes are an integral part of these consolidated financial statements.

                         SPINNAKER EXPLORATION COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION, FORMATION AND NATURE OF OPERATIONS:

  Organization and Nature of Operations

     Spinnaker Exploration Company, L.L.C. (Spinnaker), a Delaware limited liability company, was formed on December 20, 1996, and has been engaged in the exploration, development and production of natural gas and oil properties in the U.S. Gulf of Mexico. Spinnaker was formed by WP Spinnaker Holdings, Inc. (Holdings), a subsidiary of Warburg, Pincus Ventures L.P. (Warburg), Seismic Energy Holdings, Inc. (SEHI), a subsidiary of Petroleum Geo-Services ASA (PGS), a Norwegian joint-stock company, and certain members of management of Spinnaker (collectively known as the Investors).

  Formation

     As a part of the formation of Spinnaker, Warburg purchased 500,000 common units (Common Units) at $0.025 per Common Unit and agreed to subscriptions on preferred units (Preferred Units) of up to $50 million at a price of $25 per unit. PGS purchased 1,400,000 Common Units at $0.025 per Common Unit and subscribed for up to $15 million of Preferred Units also at a price of $25 per unit. Additionally, PGS entered into a seismic data contribution agreement with Spinnaker dated December 20, 1996, whereby it agreed to transfer to Spinnaker certain rights to 3-D seismic data (see Note 4). Upon completion of the formation, beneficial ownership of the voting Common Units was 71 percent, 25 percent and 4 percent for PGS, Warburg, and management, respectively. Spinnaker accounted for the contribution of the data agreement at PGS' cost, which was immaterial (see Note 4).

  Change in Reporting Entity

     On January 6, 1998, the Investors, other than Warburg, contributed their respective Preferred Units and Common Units to Spinco Exploration Corp. (Spinco), a Delaware corporation, and in exchange for such contributions, Spinco issued a like number of its shares of common stock, par value $0.01 per share (Common Stock), and Series A Convertible Preferred Stock (Preferred Stock), par value $0.01 per share. Warburg contributed all of its issued and outstanding common shares of Holdings to Spinco in exchange for shares of Common Stock and Preferred Stock of Spinco. As of January 6, 1998, the equity owners of Spinnaker were Spinco and Spinco's wholly-owned subsidiary, Holdings. On April 27, 1998, Spinco filed an amendment to its certificate of incorporation with the State of Delaware to change its name from Spinco to Spinnaker Exploration Company (Spinnaker or the Company). As a part of the change in entity, SEHI was issued an additional 48,600 shares of Common Stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  General

     The accompanying consolidated financial statements of Spinnaker Exploration Company have been prepared in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission (the Commission).

  Interim Financial Data

     The unaudited consolidated financial statements as of March 31, 1999, and for the three-month periods ended March 31, 1998 and 1999, and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows in accordance with generally accepted accounting principles.

                         SPINNAKER EXPLORATION COMPANY

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Other Current Assets

     As of December 31, 1998, other current assets includes debt financing costs of $465,000 incurred by the Company related to the $85 million credit agreement (see Note 3), which are being amortized to interest expense over the term of the related debt. Amortization included in interest expense for the year ended December 31, 1998 was $116,000.

  Natural Gas and Oil Properties

     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding natural gas and oil reserves, including salaries, benefits and other internal costs directly attributable to these activities. Exclusive of field-level costs, Spinnaker capitalized $2.5 million and $1.3 million of internal costs in 1998 and 1997, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to natural gas and oil properties. Sales of natural gas and oil properties, whether or not being amortized currently, are accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of natural gas and oil.

     The Company computes the provision for depreciation, depletion and amortization (DD&A) of natural gas and oil properties using the unit-of-production method based upon production and estimates of proved reserve quantities. Unevaluated costs and related carrying costs are excluded from the amortization base until the properties associated with these costs are evaluated. The amortization base includes estimated future development costs and dismantlement, restoration and abandonment costs, net of estimated salvage values.

     Spinnaker limits the capitalized costs of natural gas and oil properties, net of accumulated DD&A and related deferred taxes, to the estimated future net cash flows from proved natural gas and oil reserves discounted at ten percent, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the full cost ceiling). If capitalized costs exceed this limit, the excess is charged to DD&A in the quarter in which the excess occurs. At December 31, 1998, the Company recognized a non-cash impairment of natural gas and oil properties in the amount of $2,642,000 pursuant to the ceiling limitation required by the full cost method of accounting for natural gas and oil properties, using prices as of April 9, 1999. The write-down is primarily the result of the precipitous decline in natural gas prices experienced in 1998. Using December 31, 1998 prices, the Company would have recognized a non-cash impairment of natural gas and oil properties in the amount of $12,951,000. The write-down was reduced due to the increase in natural gas and oil prices from December 31, 1998 through April 9, 1999.

     The costs of certain unevaluated leasehold acreage and wells drilled, but currently under evaluation, are not being amortized. Costs not being amortized are periodically assessed for possible impairments or reduction in value. If a reduction in value has occurred, costs being amortized are increased.

     Of the $28,383,000 of net unproved property costs at December 31, 1998 excluded from the amortizable base, $22,670,000 was incurred in 1998 and $5,713,000 was incurred in 1997. The majority of the costs will be evaluated over the next two years.

                         SPINNAKER EXPLORATION COMPANY

     Substantially all the Company's exploration activities are conducted jointly with others and, accordingly, the natural gas and oil property balances reflect only its proportionate interest in such activities.

  Furniture and Fixtures

     Furniture and fixtures consists of office furniture, computer hardware and software and leasehold improvements. The Company is depreciating these assets using the straight-line method based upon estimated useful lives ranging from three to five years.

  Income Taxes

     Prior to January 6, 1998, the Company was not a taxpaying entity for federal income tax purposes. The profit or loss of the Company for federal income tax reporting purposes was included in the income tax returns of the Investors. Accordingly, no recognition has been given to income taxes in the accompanying 1997 and 1996 financial statements.

     Effective January 6, 1998, with the formation of Spinco (see Note 1), the Company became subject to federal income taxes and began to apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (see Note 10). Under SFAS No. 109, deferred income taxes are recognized at each year-end for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The total provision for income taxes is the sum of taxes payable for the year and the change during the year in deferred tax assets and liabilities.

  Financial Instruments

     The Company's financial instruments consist of cash and cash equivalents, receivables, payables and debt. The carrying amount of cash and cash equivalents, receivables, payables and debt approximates fair value because of the short-term nature of these items.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include depreciation, depletion and amortization of proved natural gas and oil properties. Natural gas and oil reserve estimates, which are the basis for unit-of-production DD&A and the full cost ceiling test, are inherently imprecise and are expected to change as future information becomes available.

  Stock Options

     In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the

                         SPINNAKER EXPLORATION COMPANY
fair value of the Company's Common Stock at the date of the grant over the amount an employee must pay to acquire the Common Stock (see Note 6).

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade accounts receivable. Management believes that the credit risk posed by this concentration is offset by the creditworthiness of the Company's customer base.

  Risk Factors

     The Company's revenue, profitability, cash flow and future rate of growth is substantially dependent upon the price of and demand for natural gas, oil and natural gas liquids. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and crude oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. Other factors that could affect the revenue, profitability, cash flow and future growth of the Company include the Company's limited operating history and the incurrence of losses since formation, the inherent uncertainties in reserve estimates, the concentration of production and reserves in a small number of offshore properties, the ability to finance growth, and the ability to replace reserves. Spinnaker is also dependent upon the continued success of an exploratory drilling program and its ability to realize value from its seismic data contribution agreement with SEHI (see Note 4).

     The Company had working capital deficits at both December 31, 1998 and March 31, 1999, totaling $30.6 million and $46.8 million, respectively. Short-term borrowings under the Credit Agreement of $19 million and $47 million at December 31, 1998 and March 31, 1999, respectively, contributed to the deficits. The Company has historically had significant amounts of net cash used in operating and investing activities funded through short-term borrowings from financial institutions and the issuance of Preferred Stock. Management believes its access to cash through additional borrowings under its Credit Agreement and operations are sufficient to satisfy the current cash requirements. PGS and Warburg have guaranteed repayment of the Company's existing bank debt if the Company's funds are not sufficient for repayment. Any payments under the guarantees immediately and automatically convert into equity of the Company (see
Note 3).

 Organization Costs

     As of December 31, 1998 and 1997, other assets include capitalized organization costs incurred by the Company in its initial formation. The Company was amortizing the start-up costs over a period of five years. Amortization expense for each of the years ended December 31, 1998 and 1997, was $291,000, and for the period from inception (December 20, 1996) through December 31, 1996, was $277,000.

     On April 3, 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities", which requires that costs for start-up activities and organization costs be expensed as incurred and not capitalized as had previously been allowed. SOP 98-5 is effective for financial statements for fiscal years beginning after 1998. The Company adopted this policy in first quarter 1999, and for the three months ended March 31, 1999 has reflected a charge related to this accounting change of $395,000 in conjunction with the write-off of previously capitalized organization costs.

 New Accounting Policies

     In June 1997, the FASB issued SFAS No.131, "Disclosures about Segment of an Enterprise and Related Information." This statement requires the reporting of expanded information of a company's operating segments and expands the definition of what constitutes an entity's operating segments. This

                         SPINNAKER EXPLORATION COMPANY
statement is effective for the year ended December 31, 1998. This statement did not have an impact on the Company's disclosure as the Company has only one reportable operating segment as defined by SFAS No. 131.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires the reporting of comprehensive income which includes net income plus all other changes in equity during the period not reflected in net income. This statement is effective for the fiscal year ended December 31, 1998. The Company had no items of other comprehensive income for any of the periods presented herein.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value. The SFAS requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires a company to formally document, designate and assess the effectiveness of transactions that qualify for hedge accounting. SFAS No. 133 was originally effective for fiscal years beginning after June 15, 1999; however, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 -- An Amendment of FASB Statement No. 133" extended implementation to fiscal years beginning after June 15, 2000. Early adoption is permitted. Currently, the Company has not entered into any hedging activities that would require adoption of SFAS No. 133.

3. DEBT:

     In September 1998, the Company entered into a $85 million credit agreement (Credit Agreement) with certain financial institutions. Proceeds from borrowings under the Credit Agreement are used to fund exploration and development activities. The Credit Agreement is secured by the Company's interests in natural gas and oil properties and by certain guarantees of PGS and Warburg. The stockholder guarantees for the Credit Agreement are $75 million, split evenly between PGS and Warburg. On a semi-annual basis, the Company's proved reserves are required to be evaluated to redetermine the borrowing base. If the borrowing base increases, the guarantees are permanently decreased dollar for dollar. No borrowing base increases have been made to date by the financial institutions. If payments are made under a guarantee, the balance due to the guarantor is immediately and automatically converted into equity of the Company at a rate of $30 per share.

     The Credit Agreement is comprised of three tranches, each with a specified interest rate. The weighted average interest rate for each of the PGS and the Warburg tranches for December 31, 1998 was 5.67 percent. The weighted average interest rate for the borrowing base tranche for December 31, 1998 was 8.23 percent. The overall weighted average interest rate for borrowings outstanding under the Credit Agreement for the year ended December 31, 1998 was 6.54 percent. Borrowings outstanding under the Credit Agreement at December 31, 1998 were $19 million, of which $14 million was guaranteed by PGS and Warburg. Interest expense for the year ended December 31, 1998, excluding amounts related to the stock issuances for guarantees, as described below, was $212,000. The Credit Agreement matures on December 31, 1999.

     In consideration for providing guarantees under the Credit Agreement, PGS and Warburg are entitled to receive, from time to time, Common Stock. Any related stock issuances are accounted for at the fair value of the guarantees provided. Such amounts were $187,500 for 1998 and $225,000 for the first quarter of 1999, and have been included in interest expense in the accompanying statements of operations.

                         SPINNAKER EXPLORATION COMPANY

     The Credit Agreement contains certain covenants and restrictive provisions, including limitations on the incurrence of additional debt or liens, the sales of property, the declaration or payment of dividends and the repurchase or redemption of capital stock, and including the maintenance of certain financial ratios.

     Through March 31, 1999, borrowings outstanding increased to $47 million primarily to finance exploration and development activities.

4. SEISMIC DATA:

     As part of the Company's formation, SEHI agreed to transfer to Spinnaker certain rights to 3-D seismic data in exchange for issuing Common Units to SEHI pursuant to a seismic data contribution agreement dated December 20, 1996 (see Notes 1 and 5). SEHI's obligation to the Company in connection with the seismic data contribution agreement is guaranteed by its parent, Petroleum Geo-Services ASA.

  Subsequent Event (Unaudited)

     The seismic data contribution agreement has been subsequently amended effective June 30, 1999. The amended agreement modified the amount, type and geographic coverage of the data and related information made available to Spinnaker. In exchange for the amended rights under this agreement, Spinnaker issued to PGS an additional 500,000 shares of Common Stock. This stock issuance will be accounted for at PGS' cost, pursuant to Staff Accounting Bulletin No. 48.

5. EQUITY:

  Redeemable Convertible Preferred Units/Stock

     On December 20, 1996, Spinnaker authorized 3,030,720 units of Series A Convertible Preferred Units, and on the same day sold 198,921 Preferred Units to the Investors for consideration of approximately $5 million, composed of cash and certain previously incurred organization costs. Offering costs of $1.3 million, consisting principally of investment banking fees, were incurred in connection with this transaction. In 1997, Spinnaker sold an additional 760,000 Preferred Units to the Investors for consideration of approximately $19 million.

     The Investors initially committed, subject to certain conditions, to purchase a total of up to approximately $65.8 million of Preferred Units. In 1998, the total capital commitment for the Investors was increased to $75.8 million, allocated as follows: $15 million to SEHI, $60 million to Holdings and $0.8 million to management.

     On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 3,030,920 shares of Preferred Stock with a par value of $.01. All Preferred Units of Spinnaker, except those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Preferred Stock. The Preferred Stock has a liquidation preference of $25 per share plus accrued dividends. Each share of Preferred Stock is convertible into one share of Common Stock subject to certain antidilution provisions, upon one of the following: (a) at the holder's option, (b) by a vote of a majority of the board of directors and holders of the Preferred Stock representing at least 65% of the voting power of the Preferred Stock, or (c) a qualified public offering. In the event of a qualified public offering, the Company, at its option, can automatically convert the Preferred Stock into Common Stock if the Common Stock is sold for not less than 150 percent of the conversion price of $25, subject to adjustments in the event of stock dividends, stock splits, issuance of shares below the $25 conversion price, etc.

     Dividends accrue at the rate of $3 per share (and unpaid dividends compound quarterly at a rate of 12% per annum) until December 31, 2006, at which time, the rate decreases to $2 per share per annum thereafter if all dividends for the then prior periods have been declared and paid in full. Otherwise, the

                         SPINNAKER EXPLORATION COMPANY
dividend rate increases to $5 per share per annum and the rate at which the dividends compound quarterly increases to an annual rate of 20 percent after December 31, 2006. At December 31, 1998 and 1997, accrued dividends on the Preferred Stock were $8.5 million and $1.4 million, respectively. Dividends are payable in cash on the earliest to occur of a qualified initial public offering, a merger or consolidation involving the Company, a sale of all or substantially all of the assets of the Company or a change of control of the Company. The Preferred Stock is currently entitled to one vote per share and is entitled to vote together with the Common Stock on an as converted basis. The Preferred Stock may be redeemed by the Company on or after January 21, 2018 at a redemption price of $25 per share plus any accrued and unpaid dividends through the redemption date.

     The Preferred Stock has substantially the same economic terms as the Preferred Units had except that the dividend rate on the Preferred Units increased after December 31, 2006 to $5 per share and the Preferred Units could be redeemed by the Company after December 31, 2006.

     In 1998, Spinnaker sold an additional 2,071,999 shares of Preferred Stock to the Investors for consideration of approximately $51.8 million, of which $11 million was sold during the first quarter. At December 31, 1997 and 1996, receivables on the conditional commitments for the sale of Preferred Units/ Stock to the Investors were approximately $31.8 million and $50.8 million, respectively, and are presented as a reduction in equity. At December 31, 1998, all commitments from Investors for Preferred Stock have been fulfilled.

  Common Units/Stock

     In December 1996, Spinnaker authorized 7,350,720 Common Units, of which 1,980,000 were sold to the Investors on December 21, 1996, for consideration of $25,000 of cash, certain organization costs and a seismic data contribution agreement (see Note 4). The Common Units were subject to certain transfer restrictions, and holders of Common Units were bound by certain tax-sharing arrangements which had the effect of providing economic benefits to Holdings greater than would be expected in the absence of such agreement.

     On January 6, 1998, concurrent with the formation of Spinco, Spinco authorized 7,199,520 shares of Common Stock with a par value of $.01. All issued Common Units of Spinnaker, except for those issued to Holdings, were contributed to Spinco in exchange for a like number of shares in Spinco's Common Stock. In September 1998, the Company amended its certificate of incorporation and increased the number of authorized shares of Common Stock to 11,000,000.

6. UNIT/STOCK OPTION AGREEMENTS:

     On December 27, 1996, Spinnaker adopted its unit option plan, authorizing nonqualified options for the benefit of Spinnaker's officers and other key employees to acquire up to 1,240,000 Common Units, 760,000 at $10 per Common Unit and 480,000 at $31.25 per Common Unit. The maximum period for exercise of an option may not be more than ten years from the date of grant. Options granted vest and become exercisable in general at dates determined by the compensation committee, subject to the specific terms of the individual option agreements.

     On January 6, 1998, the unit options in the unit option plan were exchanged for stock options in Spinco. In connection with the exchange, all benefits, rights and obligations of the unit options were transferred to the stock options. In August 1998, the Company authorized additional options for the benefit of Spinnaker's officers and other key employees to acquire up to 1,520 shares of Common Stock at $10.00 per share and 178,460 shares of Common Stock at $31.25 per share.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation. In accordance with APB Opinion No. 25, no compensation expense was

                         SPINNAKER EXPLORATION COMPANY
charged against income for the stock plan for 1998 or 1997. Had compensation cost for the Company's stock option compensation plans been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net loss available to common unitholders/stockholders and loss per common unit/share would have been $(14,172,000) and $(3,517,000) and $(6.98) and $(1.78) in 1998 and 1997, respectively. In 1996, the impact on the net loss was not material and, therefore, no pro forma disclosure is provided.

     For purposes of the SFAS No. 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants in 1998 and 1997 which, among others, include the following: (a) no dividend yield, (b) risk-free interest rate ranging from 4.96 to 5.96 percent in 1998 and 6.89 percent in 1997, and (c) expected lives of 10 years.

     Presented below is a summary of stock option activity.

                                           1998                   1997                  1996
                                   --------------------   --------------------   ------------------
                                               WEIGHTED               WEIGHTED             WEIGHTED
                                               AVERAGE                AVERAGE              AVERAGE
                                    SHARES/    EXERCISE               EXERCISE             EXERCISE
                                     UNITS      PRICE       UNITS      PRICE      UNITS     PRICE
                                   ---------   --------   ---------   --------   -------   --------
Outstanding at the beginning of
  period.........................  1,097,400    $18.23      694,400    $18.23         --    $   --
  Granted........................     88,920     10.00      247,000     10.00    425,600     10.00
  Granted........................     66,160     31.25      156,000     31.25    268,800     31.25
                                   ---------              ---------              -------
Outstanding at end of period.....  1,252,480     18.33    1,097,400     18.23    694,400     18.23
                                   =========              =========              =======
Exercisable at end of period.....    608,856     18.27      358,360     18.23    138,880     18.23
                                   =========              =========              =======
Available for grant..............    167,500                142,600              545,600
                                   =========              =========              =======

     The 1,252,480 options outstanding at December 31,1998, have a weighted average remaining contractual life of eight years. Of these options as of December 31, 1998, 694,400 are 60 percent exercisable, 403,000 are 40 percent exercisable and 155,080 are 20 percent exercisable. Stock option grants generally vest ratably over five years and vest fully in the event of a change in control of the Company. Additionally, these options provide that two of the Company's officers may elect to have the Company deliver shares equal to the appreciation in the value of the stock over the option price in lieu of purchasing the amount of shares under option.

  Subsequent Event (Unaudited)

     There has been no cumulative compensation expense under this plan through March 31, 1999; however, based on management's estimate of the share value of the Company at June 30, 1999, Spinnaker will record a charge of $1.7 million during the second quarter of 1999.

                         SPINNAKER EXPLORATION COMPANY

7. EARNINGS PER SHARE:

     Basic and diluted net income (loss) per share is computed based on the following information (in thousands, except unit, share and per unit/share amounts):

                                   FOR THE PERIOD
                                   FROM INCEPTION                                  FOR THE THREE
                                   (DECEMBER 20,         FOR THE YEAR              MONTHS ENDED
                                   1996) THROUGH       ENDED DECEMBER 31             MARCH 31
                                    DECEMBER 31     -----------------------   -----------------------
                                        1996           1997         1998         1998         1999
                                   --------------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Net loss available to common
  unitholders/stockholders.......    $     (344)    $   (3,488)  $  (13,954)  $   (1,854)  $   (4,502)
BASIC:
  Basic weighted average
     units/shares................     1,980,000      1,980,000    2,029,510    2,025,900    2,047,350
DILUTED:
  Basic weighted average
     units/shares................     1,980,000      1,980,000    2,029,510    2,025,900    2,047,350
  Dilutive securities: Preferred
     Units/Stock.................            --             --           --           --           --
                                     ----------     ----------   ----------   ----------   ----------
  Diluted weighted average
     units/shares................     1,980,000      1,980,000    2,029,510    2,025,900    2,047,350
                                     ==========     ==========   ==========   ==========   ==========
NET LOSS PER UNIT/SHARE:
BASIC:
  Loss before cumulative effect
     of change in accounting
     principle...................    $    (0.17)    $    (1.76)  $    (6.88)  $    (0.92)  $    (2.01)
  Cumulative effect of change in
     accounting principle........            --             --           --           --        (0.19)
                                     ----------     ----------   ----------   ----------   ----------
Net loss per common unit/share...    $    (0.17)    $    (1.76)  $    (6.88)  $    (0.92)  $    (2.20)
                                     ==========     ==========   ==========   ==========   ==========
DILUTED:
  Loss before cumulative effect
     of change in accounting
     principle...................    $    (0.17)    $    (1.76)  $    (6.88)  $    (0.92)  $    (2.01)
  Cumulative effect of change in
     accounting principle........            --             --           --           --        (0.19)
                                     ----------     ----------   ----------   ----------   ----------
Net loss per common unit/share...    $    (0.17)    $    (1.76)  $    (6.88)  $    (0.92)  $    (2.20)
                                     ==========     ==========   ==========   ==========   ==========

     For purposes of the diluted earnings per share calculation, the Preferred Stock and stock options are considered anti-dilutive and are therefore not considered in the above calculation.

8. MAJOR CUSTOMERS:

     The Company had natural gas and oil sales of $3,298,232 (100 percent) and $201,000 (100 percent) to one customer for the years ended December 31, 1998 and 1997, respectively.

9. RELATED-PARTY TRANSACTIONS:

     As part of the Company's formation, SEHI agreed to transfer limited rights to 3-D seismic data to Spinnaker in exchange for issuing Common Units to SEHI. The Common Units were exchanged for

                         SPINNAKER EXPLORATION COMPANY
shares of Common Stock upon the formation of Spinco. See also Note 4 concerning the subsequent amendment of the data agreement.

     PGS and Warburg, stockholders of the Company, have provided certain guarantees for the Credit Agreement in an initial amount totaling $75 million (see Note 3).

10. INCOME TAXES:

     Effective with the formation of Spinco, the Company became subject to federal income taxes. The formation of Spinco required the Company to establish a deferred tax liability, which resulted in a one-time noncash charge to income of $1,668,000. During 1998, the Company generated additional operating losses and the related tax benefits offset this amount. No net income tax benefit was recognized due to the uncertainty of future operating income as the Company has not established a history of net operating income.

     The significant items giving rise to the deferred income tax assets and liabilities at December 31, 1998, are as follows (in thousands):

Deferred income tax assets:
  Net operating losses......................................   $20,789
  Other.....................................................       274
                                                               -------
          Total deferred income tax assets..................    21,063
Deferred income tax liabilities:
  Basis differences in natural gas and oil properties.......   (20,193)
  Other.....................................................      (138)
                                                               -------
          Total deferred income tax liabilities.............   (20,331)
                                                               -------
Valuation allowance.........................................      (732)
                                                               -------
Net deferred tax liabilities................................   $    --
                                                               =======

     The difference between the provision for income taxes and the amount that would be determined by applying the statutory federal income tax rate to the loss before income taxes for the year ended December 31, 1998, is analyzed as below (in thousands):

Federal income tax benefit at statutory rates...............   $(2,400)
Increase resulting from change in tax status................     1,668
Valuation allowance.........................................       732
                                                               -------
Total provision.............................................   $    --
                                                               =======

11. COMMITMENTS AND CONTINGENCIES:

     The Company is, from time to time, party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial position, results of operations or cash flows of the Company.

  Employment Contracts

     As of December 31, 1998 and 1997, the Company had employment contracts with its chief executive officer and chief financial officer which provide for annual base salaries, bonus compensation and various benefits. The contracts provide for the continuation of salary and benefits for the respective terms of the

                         SPINNAKER EXPLORATION COMPANY
agreements in the event of termination of employment for various reasons, and whether by the Company or the employee. These agreements initially expire on December 31, 2000, but are subject to automatic annual extensions unless terminated. Compensation expense pertaining to officers of the Company is charged against operating income.

  Employee 401(k) Retirement Plan

     In July 1998, the Company instituted a 401(k) retirement and profit sharing plan (Plan) for its employees. The Plan provides that all qualified employees may defer the maximum income allowed under current tax law. The Plan covers all employees at least 21 years of age who have completed at least six months of service subsequent to employment. The Company may make discretionary contributions allocated to eligible participants. No discretionary contributions were made for fiscal 1998.

  Leases

     The Company leases administrative offices under noncancellable operating leases expiring 2002. Certain of the lease agreements require that the Company pay for utilities, maintenance and other operational expenses of the building. Additionally, the leases contain escalation clauses. The Company is liable under noncancellable leases for future minimum lease commitments as follows (in thousands):

1999.......................................................   $  331
2000.......................................................      330
2001.......................................................      326
2002.......................................................      134
                                                              ------
                                                              $1,121
                                                              ======

12. NONCASH INVESTING AND FINANCING ACTIVITIES:

     In 1996, SEHI's capital account was credited for approximately $361,000 of consideration for prior unreimbursed expenditures incurred in the formation of the Company, of which $216,000 was expensed during 1996 with the remainder to be amortized over a period of five years. In 1998, in conjunction with the formation of Spinco, the remaining amount of the unreimbursed expenditures was expensed. Additionally, in 1996, management was granted an allowance of $250,000 to be credited to its capital account for prior unreimbursed out-of-pocket expenses and uncompensated time spent for the benefit of the Company. Through 1998, the entire amount of the allowance has been credited to management's capital account as additional capital contributions were requested. At December 31, 1998, 1997 and 1996, approximately $62,000, $137,000 and $51,000, respectively, in noncash contributions were expensed.

13. SUPPLEMENTARY FINANCIAL INFORMATION ON NATURAL GAS AND OIL EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED):

     The following tables set forth certain historical costs and operating information related to the Company's natural gas and oil producing activities. As of and for the period from inception (December 20, 1996) through December 31, 1996, the Company had no natural gas and oil reserves.

                         SPINNAKER EXPLORATION COMPANY

  Cost Incurred

     Cost incurred in natural gas and oil property acquisition, exploration and development activities are summarized below (in thousands):

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Property acquisition costs --
  Unproved..................................................  $ 4,458    $15,791
  Proved....................................................       --         --
Exploration costs...........................................    7,116     46,620
Development costs...........................................    2,422     23,067
                                                              -------    -------
          Total costs incurred..............................  $13,996    $85,478
                                                              =======    =======

  Natural Gas and Oil Reserves

     Proved reserves are estimated quantities of natural gas and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved natural gas and oil reserve quantities at December 31, 1997 and 1998, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Commission.

     The Company's net ownership in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the Gulf of Mexico, are summarized below:

                                                              MILLIONS OF CUBIC
                                                                   FEET OF
                                                               NATURAL GAS AT
                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Proved developed and undeveloped reserves --
  Beginning of year.........................................      --    12,607
  Extension and discoveries.................................  12,677    40,014
  Production................................................     (70)   (1,675)
                                                              ------    ------
  End of year...............................................  12,607    50,946
                                                              ======    ======
  Proved developed reserves at the end of year..............   5,615    30,806
                                                              ======    ======

                         SPINNAKER EXPLORATION COMPANY

                                                                   BARRELS OF
                                                              OIL, CONDENSATE, AND
                                                               NATURAL GAS LIQUIDS
                                                                       AT
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
Proved developed and undeveloped reserves --
Beginning of year...........................................        --     125,128
Extension and discoveries...................................   125,230     356,982
Production..................................................      (102)    (12,087)
                                                               -------     -------
End of year.................................................   125,128     470,023
                                                               =======     =======
Proved developed reserves at the end of year................    46,122     318,087
                                                               =======     =======

  Standardized Measure

     The standardized measure of discounted future net cash flows relating to the Company's ownership interests in proved natural gas and oil reserves as of year-end is shown below (in thousands):

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               1997         1998
                                                              -------     --------
Future cash inflows.........................................  $31,086     $ 99,436
Future operating expenses...................................   (1,460)     (16,562)
Future development costs....................................   (6,424)     (18,059)
                                                              -------     --------
Future net cash flows.......................................   23,202       64,815
10% annual discount per annum...............................   (4,221)     (12,706)
                                                              -------     --------
Standardized measure of discounted future net cash flows....  $18,981(1)  $ 52,109(1)
                                                              =======     ========

---------------

(1) Net operating loss carryforwards and basis in natural gas and oil properties have eliminated the requirement for future income taxes.

     Future cash flows are computed by applying year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved natural gas and oil reserves at the end of the year, based on the year-end costs and assuming continuation of existing economic conditions. Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

                         SPINNAKER EXPLORATION COMPANY

  Change in Standardized Measure

     Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below (in thousands):

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Standardized measure, beginning of year.....................  $    --    $18,981
Extensions and discoveries, net of related costs............   19,110     35,952
Sales of natural gas and oil produced, net of production
  costs.....................................................     (129)    (2,824)
Net changes in prices and production costs..................       --     (4,329)
Change in future development costs..........................       --      2,713
Development costs incurred during the period that reduced
  future development costs..................................       --      2,246
Accretion of discount.......................................       --      1,898
Change in production rates and other........................       --     (2,528)
                                                              -------    -------
Standardized measure, end of year...........................  $18,981    $52,109
                                                              =======    =======

     Sales of natural gas and oil, net of natural gas and oil operating expenses, are based in historical pretax results. Sales of natural gas and oil properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pretax discounted basis, while the accretion of discount is presented on an after-tax basis.

                                                                      APPENDIX A

March 30, 1999

Spinnaker Exploration Company
1200 Smith Street, Suite 800
Houston, Texas 77002

Gentlemen:

     At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Spinnaker Exploration Company (Spinnaker) as of December 31, 1998. The subject properties are located in the federal waters offshore Louisiana and in the state and federal waters offshore Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

     The estimated proved reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1998 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1998 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                         SPINNAKER EXPLORATION COMPANY
                            As of December 31, 1998

                                                                  PROVED
                                          -------------------------------------------------------
                                                   DEVELOPED
                                          ---------------------------                    TOTAL
                                           PRODUCING    NON-PRODUCING   UNDEVELOPED     PROVED
                                          -----------   -------------   -----------   -----------
NET REMAINING RESERVES
  Oil/Condensate -- Barrels.............       73,520        244,567        151,936       470,023
  Gas -- MMCF...........................        7,240         23,566         20,140        50,946
INCOME DATA
  Future Gross Revenue..................  $14,415,876    $46,687,767    $38,331,947   $99,435,590
  Deductions............................    2,204,742     16,624,865     15,791,024    34,620,631
                                          -----------    -----------    -----------   -----------
  Future Net Income (FNI)...............  $12,211,134    $30,062,902    $22,540,923   $64,814,959
  Discounted FNI @ 10%..................  $10,740,907    $23,981,755    $17,386,496   $52,109,158

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. Effective September 1, 1998, the Minerals Management Service (MMS) has ordered that all gas production from federal leases be reported at 14.73 psia as compared with 15.025 psia as historically used for the Gulf of Mexico. The reserves reported herein reflect this pressure base change.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, certain gas and condensate processing and transportation fees which are shown as "other" deductions, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Gas reserves account for approximately 95 percent and liquid hydrocarbon reserves account for the remaining 5 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. This discounted future net income should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definition of proved reserves is included in the section entitled "Definitions of Reserves" which is attached with this report.

     The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The various reserve status categories are defined in the section entitled "Reserve Status Categories" which is attached with this report.

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by the volumetric method due to the lack of historical production performance data to date. The estimates of reserves utilized all pertinent well and 3-D seismic data available through February 1999. The area of a reservoir was considered as proved based on the area delineated by drilling and defined by fluid contacts or the lowest known occurrence of hydrocarbons.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. Where applicable the estimated future production rates were held constant until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Spinnaker.

     The future production rates from the wells and locations included herein may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     Spinnaker furnished us with prices in effect at December 31, 1998 and these prices were held constant throughout the life of the properties. These prices were $1.835 per MMBTU of gas at Henry Hub, Louisiana, and $12.05 per barrel at the Cushing NYMEX Pricing Hub based on light sweet crude on December 31, 1998. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1998 were not taken into account in this report. Future prices used in this report are discussed in more detail in the section entitled "Hydrocarbon Pricing Parameters" which is attached with this report.

COSTS

     The operating cost for the producing wells included herein were based on the operating expense reports of Spinnaker since the inception of production. The estimates of future operating costs furnished by Spinnaker for the non-producing and undeveloped wells and locations included herein were accepted as reasonable. The estimates of future operating costs include only those costs directly applicable to the leases and wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by Spinnaker and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Certain gas and condensate processing and transportation fees are included in this report as "other" deductions. These costs which are expressed as a cost per MCF of gas have been adjusted for those properties located in the federal waters offshore to account for the increase in gas volumes as a result of revising the reporting pressure base from 15.025 psia to 14.73 psia as currently required by the MMS. The estimated net cost of abandonment after salvage was included for the offshore properties included herein where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Spinnaker were accepted without independent verification.

     Current costs were held constant throughout the life of the properties.

GENERAL

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Spinnaker owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Spinnaker has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Spinnaker were accepted without independent verification. The estimates presented in this report are based on data available through February 1999.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY
                                            PETROLEUM ENGINEERS

                                            /s/ JOHN E. HODGIN
                                            ------------------------------------
                                            John E. Hodgin, C.P.G.
                                            Senior Vice President

JEH/sw

Approved:

       /s/ RONALD HARRELL
------------------------------------
        Ronald Harrell, P.E.
             President

                            DEFINITIONS OF RESERVES

PROVED RESERVES (SEC DEFINITION)

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

     Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

     Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

     Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                        RESERVE STATUS CATEGORIES (SEC)

     Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED

     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

  Producing

     Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

  Non-Producing

     Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

PROVED UNDEVELOPED

     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                 SECURITIES AND EXCHANGE COMMISSION PARAMETERS

OIL AND CONDENSATE

     Spinnaker furnished us with oil and condensate prices in effect at December 31, 1998 and these prices were held constant to depletion of the properties. In accordance with the Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1998 were not considered in this report. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.

GAS

     Spinnaker furnished us with gas prices in effect at December 31, 1998. These prices have been adjusted for those properties located in the federal waters offshore to account for the increase in gas volumes as a result of revising the reporting pressure base from 15.025 psia to 14.73 psia as currently required by the MMS. In addition, the prices used herein have been adjusted for the BTU content, local conditions, and/or distance from market. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to differ somewhat from the December 31, 1998 gas prices used herein.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of this offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........   $34,750
NASD filing fee.............................................    13,000
NASDAQ listing fee..........................................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Engineering fees and expenses...............................         *
Blue Sky fees and expenses (including legal fees)...........         *
Printing expenses...........................................         *
Transfer Agent fees.........................................         *
Miscellaneous...............................................         *
                                                               -------
          TOTAL.............................................   $     *
                                                               =======

---------------

 * To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Spinnaker's bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Spinnaker.

     As permitted by the DGCL, the certificate of incorporation provides that directors of Spinnaker shall have no personal liability to Spinnaker or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to Spinnaker or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided under
Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

     Howard H. Newman and Jeffrey A. Harris, each directors of Spinnaker and Managing Directors and members of E.M. Warburg, Pincus & Co., LLC and general partners of Warburg, Pincus & Co., are indemnified by affiliates of E.M. Warburg, Pincus & Co., LLC and Warburg, Pincus & Co. against certain liabilities that they may incur as a result of their serving as a director of Spinnaker.

     The Underwriting Agreement that Spinnaker will enter into with respect to the offer and sale of the common stock covered by this registration statement will contain certain provisions for the indemnification of directors and officers of Spinnaker and the underwriters, as applicable, against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant has sold and issued (without payment of any selling commission to any person) the following securities since January 6, 1998:

          (1) On January 16, 1998, we issued 958,921 shares of preferred stock and 1,980,000 shares of common stock in connection with our conversion from a limited liability company to a corporation in exchange for, directly or indirectly, an equal number of preferred and common units of the limited liability company.

          (2) From January 1998 to September 1998, we issued 2,051,969 shares of preferred stock for $25.00 per share to a total of two accredited investors.

          (3) From January 1998 to September 1998, we issued a total of 20,030 shares of preferred stock for $25.00 per share to a total of 26 of our employees in exchange for cash and notes.

          (4) From December 31, 1998 to June 30, 1999, we issued a total of 37,500 shares of common stock to a total of two accredited investors in consideration for the guaranteeing of our indebtedness.

          (5) On June 30, 1999, we issued 500,000 shares of common stock to one accredited investor in consideration for entering into an amendment to our seismic data agreement.

     The sale of the above securities described in Item 15 were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

          *1.1           -- Form of Underwriting Agreement
          *3.1           -- Certificate of Incorporation of Spinnaker, as amended
          *3.2           -- Bylaws of Spinnaker
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
         *10.1           -- Second Amended and Restated Data Contribution Agreement
                            between Petroleum Geo-Services ASA, Seismic Energy
                            Holdings, Inc., Spinnaker Exploration Company, L.L.C. and
                            Spinnaker dated June 30, 1999
         *10.2           -- 1998 Spinnaker Stock Option Plan
         *10.3           -- Stockholders Agreement by and among Spinnaker, Warburg,
                            PGS, Roger L. Jarvis, James M. Alexander, William D.
                            Hubbard, Kelly M. Barnes and the other stockholders of
                            Spinnaker dated as of January 6, 1998 (including the
                            Registration Rights Agreement as Exhibit A to the
                            Stockholders Agreement)
         *10.4           -- Credit Agreement for an $85 million credit facility
                            between Spinnaker and Credit Suisse First Boston, Bank of
                            Montreal and Bank of America dated September 30, 1998
         *10.5           -- Employment Agreement between Spinnaker and Roger L.
                            Jarvis dated December 20, 1996
         *10.6           -- Employment between Spinnaker and James M. Alexander dated
                            December 20, 1996
         *10.7           -- Employment Agreement between Spinnaker and William D.
                            Hubbard dated February 24, 1997
         *10.8           -- Employment Agreement between Spinnaker and Kelly M.
                            Barnes dated February 24, 1997
         *21.1           -- List of subsidiaries of Spinnaker
          23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of Ryder Scott Company, L.P.
         *23.3           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
          24.1           -- Power of Attorney (included on the signature page to this
                            Registration Statement)
          27             -- Financial Data Schedule

---------------

* To be filed by amendment.

     (b) Consolidated Financial Statement Schedules:

     All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 16th day of July, 1999.

                                            SPINNAKER EXPLORATION COMPANY

                                            By:     /s/ ROGER L. JARVIS
                                              ----------------------------------
                                                       Roger L. Jarvis
                                                Chairman, President and Chief
                                                       Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger L. Jarvis and James M. Alexander, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statements pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the 16th day of July, 1999.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                 /s/ ROGER L. JARVIS                   Chairman, President and Chief Executive
-----------------------------------------------------    Officer and Director (Principal Executive
                   Roger L. Jarvis                       Officer)

               /s/ JAMES M. ALEXANDER                  Vice President, Chief Financial Officer and
-----------------------------------------------------    Secretary (Principal Financial and
                 James M. Alexander                      Accounting Officer)

                /s/ REIDAR MICHAELSEN                  Director
-----------------------------------------------------
                  Reidar Michaelsen

                 /s/ BJARTE BRUHEIM                    Director
-----------------------------------------------------
                   Bjarte Bruheim

                /s/ HOWARD H. NEWMAN                   Director
-----------------------------------------------------
                  Howard H. Newman

                /s/ JEFFREY A. HARRIS                  Director
-----------------------------------------------------
                  Jeffrey A. Harris

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          *1.1           -- Form of Underwriting Agreement
          *3.1           -- Certificate of Incorporation of Spinnaker, as amended
          *3.2           -- Bylaws of Spinnaker
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
         *10.1           -- Second Amended and Restated Data Contribution Agreement
                            between Petroleum Geo-Services ASA, Seismic Energy
                            Holdings, Inc., Spinnaker Exploration Company, L.L.C. and
                            Spinnaker dated June 30, 1999
         *10.2           -- 1998 Spinnaker Stock Option Plan
         *10.3           -- Stockholders Agreement by and among Spinnaker, Warburg,
                            PGS, Roger L. Jarvis, James M. Alexander, William D.
                            Hubbard, Kelly M. Barnes and the other stockholders of
                            Spinnaker dated as of January 6, 1998 (including the
                            Registration Rights Agreement as Exhibit A to the
                            Stockholders Agreement)
         *10.4           -- Credit Agreement for an $85 million credit facility
                            between Spinnaker and Credit Suisse First Boston, Bank of
                            Montreal and Bank of America dated September 30, 1998
         *10.5           -- Employment Agreement between Spinnaker and Roger L.
                            Jarvis dated December 20, 1996
         *10.6           -- Employment between Spinnaker and James M. Alexander dated
                            December 20, 1996
         *10.7           -- Employment Agreement between Spinnaker and William D.
                            Hubbard dated February 24, 1997
         *10.8           -- Employment Agreement between Spinnaker and Kelly M.
                            Barnes dated February 24, 1997
         *21.1           -- List of subsidiaries of Spinnaker
          23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of Ryder Scott Company, L.P.
         *23.3           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
          24.1           -- Power of Attorney (included on the signature page to this
                            Registration Statement)
          27             -- Financial Data Schedule

---------------

* To be filed by amendment.